Filed Pursuant to Rule 424(b)(5)
Registration No. 333-174331

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration  statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these  securities, and it is not soliciting offers to buy these securities, in any state where such offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 8, 2011

PRELIMINARY PROSPECTUS SUPPLEMENT

(To prospectus dated June 3, 2011)

13,600,000 Shares

Common Stock

We are offering 13,600,000 shares of our common stock, par value $1.00 per share, in this offering.

Our common stock is traded on the NASDAQ Global Select Market under the symbol “TRST.” The last reported sale price of our common stock on the NASDAQ Global Select Market on June 7, 2011 was $5.52 per share.

Investing in our common stock involves risks. You should carefully consider the risks described under “Risk Factors” beginning on page S-13 of this prospectus supplement and the information provided under “Risk Factors” on page 4 of the accompanying prospectus before making any decision to invest in our common stock.

	Per Share	Total
Public offering price	$	$
Underwriting discount and commission	$	$
Proceeds to us (before expenses)	$	$

This is a firm commitment underwriting. We have granted the underwriters a 30-day option to purchase up to an additional 2,040,000 shares of common stock at the same price to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement and the accompanying prospectus. Any representation to the contrary is a criminal offense.

The shares offered are our securities and are not savings accounts, deposits or other obligations of any bank subsidiary of ours and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The underwriters expect to deliver the common stock only in book-entry form through the facilities of The Depository Trust Company against payment on or about                     , 2011.

SANDLER O’NEILL + PARTNERS, L.P.	STIFEL NICOLAUS WEISEL

The date of this prospectus supplement is                     , 2011.

TrustCo Bank Locations

New York – 14 Counties, 84 Branches

Massachusetts – 1 County, 4 Branches

New Jersey – 1 County, 2 Branches

Vermont – 1 County, 1 Branch

Florida – 10 Counties, 43 Branches

PROSPECTUS SUPPLEMENT

PROSPECTUS

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and certain other matters and also updates and adds to the information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part is the prospectus, which describes more general information about us, our common stock and other securities that we may offer from time to time, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described below under the heading “Where You Can Find More Information.”

If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus or any documents incorporated by reference in this prospectus supplement or the accompanying prospectus, you should rely on the information set forth in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the prospectus and any free writing prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

You should assume that the information appearing in this prospectus supplement, as well as information we previously filed with the SEC and have incorporated by reference, is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.

We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The distribution of this prospectus supplement and the accompanying prospectus and the offering of the common stock in certain jurisdictions may be restricted by law. This prospectus supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any common stock offered by this prospectus supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

In this prospectus supplement, “TrustCo Bank Corp NY,” “TrustCo,” “the Company,” “we,” “us,” and “our” refer to TrustCo Bank Corp NY, a New York corporation, and “Trustco Bank,” and “the Bank” refer to our subsidiary, Trustco Bank, a federal savings bank, unless the context otherwise requires.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This prospectus supplement, the documents we incorporate by reference into it and the accompanying prospectus may include forward-looking statements about us and our subsidiaries. These statements are intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995 and can sometimes be identified by the use of forward-looking words such as “may,” “will,” “should,” “could,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimate,” “potential” or “continue,” or the negative of these terms or other comparable terminology.

The following important factors, among others, in some cases have affected and in the future could affect our actual results and could cause our actual financial performance to differ materially from that expressed in any forward-looking statement:

•	credit risk,

•

the effects of and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System, inflation, interest rates, market and monetary fluctuations,

•	competition,

•	the effect of changes in financial services laws and regulations (including laws concerning taxation, banking and securities),

•	real estate and collateral values,

•	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board (“FASB”) or the Public Company Accounting Oversight Board,

•	changes in local market areas and general business and economic trends and

•	the matters described under the heading “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2010 and in our subsequent securities filings.

The foregoing list should not be construed as exhaustive, and we disclaim any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

If one or more of the factors affecting our forward-looking information and statements proves incorrect, then our actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this prospectus supplement and the accompanying prospectus, and in the information incorporated by reference herein and therein. Therefore, we caution you not to place undue reliance on our forward-looking information and statements.

PROSPECTUS SUPPLEMENT SUMMARY

This summary provides a general description of information contained elsewhere, or incorporated by reference, in this prospectus supplement and the accompanying prospectus. This summary is not complete and does not contain all of the information that may be important to you or that you should consider before investing in our common stock. You should read carefully this entire prospectus supplement and the accompanying prospectus, including the “Risk Factors” section and the other documents we refer to and incorporate by reference. In particular, we incorporate important business and financial information into this prospectus by reference. Unless otherwise indicated, the information contained in this prospectus supplement assumes that the underwriters will not exercise their option to purchase additional shares to cover over-allotments.

TrustCo Bank Corp NY

We are a New York corporation organized in 1981 to acquire all of the outstanding stock of Trustco Bank, National Association, formerly known as Trustco Bank New York, and prior to that, The Schenectady Trust Company. Schenectady Trust was chartered in 1902. Our principal subsidiary, Trustco Bank, is the successor by merger to Trustco Bank, National Association. TrustCo Bank Corp NY is a savings and loan holding company.

Trustco Bank provides general banking services to individuals, partnerships and corporations primarily through its 134 banking offices (and 141 automatic teller machines) in the greater Capital Region of New York, the mid-Hudson and lower-Hudson valley area (including northern New Jersey) and central Florida (primarily the greater Orlando area and the West Coast communities to the immediate south of Tampa). Trustco Bank also provides a wide range of personal and business banking and fiduciary services.

As of March 31, 2011, we had total assets of $4.0 billion, net loans of $2.3 billion, total liabilities of $3.7 billion and total shareholders’ equity of $258.5 million.

Business Strategy

Our long term strategy is to maintain a low risk (both as to credit risk and interest rate risk) balance sheet while positioning us for continued growth and increasing net income.

Historically, we have pursued a simple business model seeking to provide core banking services to customers. We focus on residential mortgage lending, including first mortgages, second mortgages and home equity lines of credit on the asset side of the balance sheet, and on basic checking, savings, interest-bearing checking, money market and certificates of deposit accounts on the liability side.

Key Elements. The following is a summary of key elements of our strategy:

•

Deposit Growth - We believe that over the long term, growing deposits will be the single most important driver of our future earnings growth. Our branch expansion program, discussed in more detail below, has created the infrastructure to support significant growth of our deposits and our primary focus is to achieve that growth. While we seek overall deposit growth, we place particular emphasis on the growth of core deposits, which we consider to be savings accounts, demand deposits, interest-bearing checking accounts, money market accounts and time deposits of less than $100,000. By funding our balance sheet with deposits, we believe that we achieve a greater degree of financial stability and a cost advantage relative to our peers. For example, our overall cost of interest-bearing liabilities was 0.83% for the quarter ended March 31, 2011, which was 37 basis points lower than the median for all publicly traded banks and thrifts with assets of $2.0 billion to $10.0 billion, and during the years 2000 through 2010, our overall cost of interest-bearing liabilities averaged 44 basis points lower than that peer group.

•

Loan Growth - We plan to continue our focus on expanding our loan portfolio by growing our residential mortgage loans. For example, between December 31, 2007 and December 31, 2010, our net loans balance increased from $1.9 billion to $2.3 billion. We expect to continue this growth going forward.

•

De novo branching - Over the past several years, we have significantly grown our branch franchise, and although we will continue to grow our branch franchise, we expect it will be at a slower pace and primarily through fill in expansion within our branch footprint and expansion into nearby markets as appropriate.

•

Risk Management and Asset Quality - We closely monitor and manage the risk of our operations, including the performance of our loan portfolio, our deposit franchise and capital, liquidity, interest rate and operational risks. While each of these risks is important, we consider asset quality to be the most critical risk to manage. At March 31, 2011, nonperforming loans were $50.4 million, or 2.14% of total loans. Non-performing assets at March 31, 2011 were $57.1 million, or 1.42% of total assets. Our allowance for loan losses to total loans was 1.85% at March 31, 2011.

•

Maintain expense control - We have always focused on expense control and have generally reported efficiency ratios that we believe are better than peer group averages. Given that many expenses are within our control, we consider it critical to minimize these expenditures to offset rising costs in areas such as regulatory compliance and FDIC insurance assessments, which for the most part are outside of our control. For the three months ended March 31, 2011, our efficiency ratio was 52.2%, compared to a peer group median of 63.8%. Although we significantly outperform our peers by this measure, historically we were able to produce even lower efficiency ratios. The branch expansion program significantly increased expenses as the new branches were opened, contributing to an increase in the efficiency ratio in recent years. Revenue from those branches has built gradually, and we expect revenue to continue to grow, and our efficiency ratio to improve, in the coming years. The efficiency ratio during recent periods was also significantly affected by increased FDIC deposit insurance assessments imposed upon all insured depository institutions.

Branch Expansion. We have grown organically through de novo branch expansion in and around our Upstate market area for decades. Our expansion into our Downstate New York and Florida markets began in 2002 and has been accomplished exclusively through de novo branches, not through acquisitions. The expansion program dramatically increased the size of our branch network, as illustrated below.

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010

Florida	0	0	0	4	6	14	18	24	38	42	43
New York & Other	54	56	62	65	68	69	73	83	86	90	91

Total	54	56	62	69	74	83	91	107	124	132	134

The branch expansion has been key to the growth in recent years in our deposit and loan balances, and we expect that the new branches will contribute to significant further growth as those branches gradually mature. Prior to the beginning of our expansion program in 2002, our average deposits per branch were approximately $37.4 million at December 31, 2001. That average declined each year through 2009 when the number reached a low of approximately $25.0 million at December 31, 2009. As the expansion program concluded, the gradual maturing of new branches was able to begin to reverse that trend, and the average deposits per branch were $26.5 million at December 31, 2010. While there are no assurances that future growth plans will be achieved, our goal is to work towards regaining the average branch size we had prior to the expansion program.

In addition to our branching strategy, we may consider acquisition transactions that would allow us to achieve deeper penetration in our existing markets or expand around the borders of those markets. We have not completed any acquisitions over the last decade, although we have evaluated a number of whole bank and branch acquisitions over the years, including problem institutions offered by the Federal Deposit Insurance Corporation, and expect to continue to do so.

Residential Loan Program. Our lending efforts focus heavily on providing mortgage financing to consumers in the form of first mortgages, as well as home equity loans and lines of credit. We seek to carefully manage the lending process throughout each stage. As a result we:

•	take applications through our branches and a small number of bank-employed loan originators,

•	handle the loan underwriting process centrally,

•	base our credit decisions primarily on traditional underwriting standards (including documentation to verify borrower information and capacity to pay) rather than on credit scores,

•	primarily close loan transactions on our premises by our employees,

•	service all of the loans we originate and

•	conduct loan collection efforts with Bank employees.

From time-to-time we evaluate alternative methods of conducting our lending business; however, to date we have concluded that controlling the process internally allows us to conduct business most efficiently and with the greatest control over credit quality. Given the fact that we retain our loans on our balance sheet, control over credit is a critical consideration for us.

Within our loan portfolio, our first home mortgage product is focused on 30-year fixed-rate loans, although we also offer 15-year fixed-rate loans. The actual effective maturity of these loans is significantly shorter than the full term of the loan due to scheduled amortization of principal as well as optional prepayments of loans in whole or in part. While mortgage loans are commoditized in many regards, we strive to offer differentiating characteristics that provide us with a competitive advantage while continuing to apply the traditional loan underwriting and origination processes described above. For example, we offer first home mortgage loans of up to 90% loan to value (although the average loan to value ratio for loans we originated in 2010 was approximately 80%), and when we grant these loans, we do not require private mortgage insurance. We also do not require tax escrow, although we do encourage borrowers to open and fund a “Trustco Tax Saver Account.” These aspects of our loan program lower the initial cash requirements for obtaining a new home, and in the case of our policy to not require private mortgage insurance, result in potentially significant savings to the borrower over time. We also offer lower interest rates for loans with automatic payments from a Trustco Bank checking account. Finally, we offer home equity credit lines using underwriting standards similar to those used for our first home mortgage product (with loan to value ratios of up to 80% where we do not have the first priority lien position). Our home equity credit lines have adjustable interest rates.

We note that prior to the financial crisis that began in 2007, traditional fixed rate mortgages such as those we offer were out of favor, to some extent, with lenders and borrowers who were focusing more on variable rate products that often featured artificially low initial rates. While that may have satisfied the short term goals of those lenders and borrowers, it clearly proved detrimental to both on a longer term basis, and contributed to the national economic meltdown. The consequences were beneficial to us in many ways, as a number of significant competitors in the mortgage business failed or withdrew from the business.

Market Area

Our primary markets are in three broad service areas: Upstate New York (which we may refer to as “Upstate”), Downstate New York (“Downstate”) and Central Florida (“Florida”). The Upstate market is our historical market area, centered around New York’s Capital Region (including branches in western Massachusetts and Vermont). The Downstate market area covers the lower and mid-Hudson River Valley and includes two branches in New Jersey. The Florida market is focused primarily around the greater Orlando area, with a second cluster of branches in Florida’s West Coast communities to the immediate south of Tampa.

We believe the expansion into the Downstate and Florida markets helped to provide economic diversification across the regions in which we operate, which we believe will help to insulate us from downturns in any one market area while giving us the opportunity to take advantage of the growth opportunities that these markets provide.

By virtue of our long history in our Upstate market, it remains the location of the majority of our deposits and loans. In recent decades, however, this area has experienced slower economic growth than seen nationally, as well as some loss of population in parts of the area. These characteristics were key considerations in our strategy to pursue new markets in Downstate New York and Florida. Although the Upstate market’s growth has not matched national growth levels, we have a strong market share and, we believe, have been able to compete effectively against local, regional and national financial institutions. Our Upstate market consists of the counties of Albany, Columbia, Greene, Rensselaer, Saratoga, Schenectady, Schoharie, Warren and Washington in New York, Berkshire County in Massachusetts and Bennington County in Vermont. Within this area are a number of small and mid-sized cities, smaller villages and towns, as well as suburban and rural areas. The counties included in the Upstate market have a total population of approximately 1.23 million, up 2.9% from the population in 2000. The Albany-Schenectady-Troy Metropolitan Statistical Area (“MSA”) accounts for about 70% of the total population of the Upstate market, and a similar amount of that market’s employment, housing, income and wealth. Median annual household income varies considerably by county, reflecting the varying economic conditions within the market, ranging from $45,131 to $64,464 for 2010.

Government jobs constitute approximately 24% of nonfarm employment in the Albany-Schenectady-Troy MSA, primarily due to Albany being the state capital. Other major sectors of employment include education, healthcare and retail. In recent years public and private universities in the area (including Rensselaer Polytechnic Institute and the University at Albany (State University of New York)) have made significant strides in building the area’s industry base in advanced technology fields. For example, GlobalFoundries Inc., the world’s third largest independent semiconductor manufacturer, is currently building a new $4.6 billion chip fabrication plant in Saratoga County that is expected to begin initial production in 2012. These efforts are still at a relatively early stage, but offer the possibility of helping to diversify the employment base through the growth of relatively attractive jobs in technology over the coming years.

Our Downstate market covers the mid-Hudson River and lower-Hudson River valley area, with branches from Dutchess and Ulster Counties, immediately south of our Upstate market to the areas just north of metropolitan New York City. We operate branches in Westchester, Rockland, Orange, Dutchess and Ulster Counties in New York and Bergen County in New Jersey. Most of the Downstate market is included in the vast New York-Northern New Jersey-Long Island, NY-NJ-PA MSA. Though the nature of this market area changes significantly between the immediate New York area and the more northern parts of the market, the overall economy of the area is driven by the New York City market, as much of the population commutes to jobs in the city and many other jobs depend on economic activity in the city. The financial, insurance, health care and real estate industries form the basis of the New York City area’s economy, and the city is also the center for mass media, journalism and publishing in the United States. Within the Downstate market are numerous small and mid-sized cities, villages and towns, as well as suburban and rural areas. The counties included in the Downstate market have a total population of approximately 3.03 million, up 4.8% from the population in 2000. Excluding Bergen County, New Jersey (in which we have only two branches), the market population is approximately 2.12 million, with population growth of 5.6% since 2000. Household income in the Downstate market is much higher than in the Upstate market. Median annual household income by county ranged from $55,835 to $92,461 for 2010.

The Florida market covers the greater Orlando area in the eastern/central part of the state, with a second cluster of branches in Florida’s West Coast communities to the immediate south of Tampa. We currently operate branches in the counties of Sarasota, Seminole, Orange, Lake, Hillsborough, Volusia, Charlotte, Osceola, Manatee and Polk. The Orlando market area is dominated by tourism, driven by its major theme parks and many other leisure activities. In addition, it has strong medical and technology sectors. The economies of the West Coast communities in which we operate are driven primarily by tourism and retirees. Florida as a whole, including the market areas in which we operate, was hard hit by the aftermath of the financial meltdown, with dramatic declines in real estate values and significant job losses. The after-effects of these problems continue to be felt. The counties included in the Florida market have a total population of approximately 5.33 million, up 24.5% from the population in 2000. Overall, the median annual household income in these counties was $53,847 in 2010, which represents an increase of 28.7% from 2000 data.

We believe our market areas are economically diversified, both within each market and in the aggregate. In our view, the Upstate market can generally be characterized as having been economically stable, without the more exaggerated boom and bust cycles experienced by other regions of the country, while the Downstate market has generally been much stronger than the Upstate market, but has been more susceptible to economic swings, due primarily to the heavy influence of the financial services business. The Florida market had enjoyed a protracted period of economic expansion until the real estate problems of recent years.

The tables on the following page, containing information obtained from FDIC data, summarize our deposits and market share by county in each of our major markets as of June 30, 2010, which is the most recent date as of which such information is available:

Market Share as of June 30, 2010

County	State	Rank in Market	# of Branches	Deposits ($000)	Market Share (%)
Upstate Market
Albany	NY	4	17	890,319	7.62
Schenectady	NY	1	14	889,790	38.21
Saratoga	NY	2	14	375,426	11.41
Rensselaer	NY	4	7	211,897	11.83
Washington	NY	3	2	67,008	11.15
Greene	NY	3	2	65,406	7.35
Columbia	NY	5	3	61,347	6.53
Warren	NY	6	3	56,755	4.19
Berkshire	MA	12	4	20,895	0.71
Schoharie	NY	5	1	17,520	4.54
Bennington	VT	7	1	9,829	1.16

Upstate Market Total			68	2,666,192	9.85

Downstate Market
Westchester	NY	22	10	176,925	0.42
Rockland	NY	12	4	106,335	1.33
Dutchess	NY	15	4	72,165	1.78
Bergen	NJ	47	2	27,625	0.07
Orange	NY	21	1	10,375	0.19
Ulster	NY	19	1	6,146	0.20

Downstate Market Total			22	399,571	0.31

Florida Market
Sarasota	FL	22	3	98,379	0.85
Seminole	FL	16	11	73,441	1.20
Orange	FL	28	14	71,863	0.33
Lake	FL	19	5	50,464	1.06
Hillsborough	FL	46	2	20,419	0.10
Volusia	FL	26	2	19,824	0.23
Charlotte	FL	18	1	11,150	0.34
Osceola	FL	18	2	10,264	0.44
Manatee	FL	30	1	9,994	0.19
Polk	FL	18	2	4,977	0.08

Florida Market Total			43	370,775	0.17

Total for all Markets			133	3,436,538	0.91

Source: Federal Deposit Insurance Corporation, SNL Financial

We provide a broad range of banking and financial services in each of our market areas. We offer a standard set of products, and follow standard policies and procedures, throughout all of our branches in all of our markets, although we do differentiate within the market areas for some purposes, such as pricing, advertising and marketing efforts.

We compete with other financial service providers on factors such as the level of customer service provided, product mix and pricing and geographic location. While we offer a broad range of products, including virtually all that we believe typical consumers need, we do not attempt to provide all possible products and services to all potential customers. The companies we compete with range from major international banks and financial services companies to regional and local providers.

We strive to offer our products and services in the most cost effective way that we can. An important component of that is that our typical branches are relatively modest in square footage and can be operated less expensively when compared to some of the large, expensive branches that some banks have focused on building over the last decade. All of our offices are full service, and none are located within other businesses, such as discount or grocery stores.

Asset Quality

Credit risk represents the possibility that a customer or counterparty may not perform in accordance with contractual terms. Our primary credit risk is within our loan portfolio. We incur credit risk whenever we extend credit to customers. The credit risk over which we have the most control is the risk associated with each specific borrower. When evaluating credit requests we are careful to fully consider the risk of each borrower, looking closely at key indicators such as past payment records. We have not relied on credit scores in making decisions on loans, as we feel that a more in-depth review of a borrower’s credit worthiness is a much more reliable indicator of a borrower’s ability and intent to repay. We have less control over other factors that can contribute to higher levels of non-performing assets, specifically those related to changing economic conditions, such as rising unemployment rates.

Our credit department performs various loan review and other loan monitoring practices that provide a means to insure that proper credit, underwriting and loan documentation policies, procedures and practices are being followed. In addition, we have other key monitoring processes, including a watch list to review weaker credits.

The following table provides key metrics regarding asset quality and reserve coverage:

	At or for the quarter ended
	3/31/2011	12/31/2010	9/30/2010	6/30/2010	3/31/2010	12/31/2009	9/30/2009	6/30/2009	3/31/2009	12/31/2008
Nonperforming loans as a % of total loans	2.14%	2.07	2.15	2.14	2.05	2.02	1.97	2.01	1.95	1.57
Nonperforming assets as a % of total assets	1.42	1.42	1.44	1.44	1.50	1.50	1.41	1.42	1.33	1.02
Allowance as a % of loans outstanding at period end	1.85	1.78	1.74	1.68	1.73	1.65	1.65	1.65	1.66	1.67
Allowance as a % of nonperforming loans	86.67	85.86	80.71	78.67	84.22	81.66	83.57	82.40	85.51	106.66
Annualized net chargeoffs as a % of average loans during the period	0.48	0.75	0.74	1.28	0.49	0.47	0.45	0.51	0.37	0.19

The following table breaks out asset quality information with respect to our Florida market relative to our other markets:

(dollars in thousands)	As of or for the quarter ended March 31, 2011		As of or for the year ended December 31, 2010		As of or for the year ended December 31, 2009
	Amount	Percent	Amount	Percent	Amount	Percent
Total loans
Florida	$197,579	8.38%	192,977	8.19%	180,395	7.91%
New York and other states	2,161,550	91.62	2,162,288	91.81	2,101,141	92.09

Total loans	$2,359,129	100.00%	2,355,265	100.00%	2,281,536	100.00%

Nonperforming loans
Florida	$21,646	42.95%	21,679	44.41%	28,230	61.33%
New York and other states	28,752	57.05	27,135	55.59	17,802	38.67

Total nonperforming loans	$50,398	100.00%	48,814	100.00%	46,032	100.00%

Nonperforming loans as a % of total loans
Florida		10.96%		11.23%		15.65%
New York and other states		1.33		1.25		0.85

(dollars in thousands)	As of or for the quarter ended March 31, 2011		As of or for the year ended December 31, 2010		As of or for the year ended December 31, 2009
	Amount	Percent	Amount	Percent	Amount	Percent
Annualized net chargeoffs
Florida	$7,492	66.16%	15,664	82.97%	9,462	95.89%
New York and other states	3,832	33.84	3,216	17.03	406	4.11

Total annualized net chargeoffs	$11,324	100.00%	18,880	100.00%	9,868	100.00%

Annualized net chargeoffs to period end loans
Florida		3.79%		8.12%		5.25%
New York and other states		0.18		0.15		0.02

There is also credit risk in our investment securities portfolio, although we believe that risk to be modest. Our investment securities portfolio is comprised mostly of agency securities, government issued mortgage backed securities and highly rated corporate and municipal securities. Our mortgage-backed securities consist of pass-through mortgage securities issued by U.S. government agencies, most of which are full faith and credit obligations of the U.S. government. Substantially all of our municipal bonds are general obligation bonds rated A or better by major rating agencies. We have no trust preferred securities in our portfolio nor do we have any securities that are deemed to be other than temporarily impaired.

Corporate Information

Our principal executive offices are located at 5 Sarnowski Drive, Glenville, New York 12302. Our telephone number is (518) 377-3311.

THE OFFERING

Issuer	TrustCo Bank Corp NY, a New York corporation

Common stock offered(1)	13,600,000 shares

Over-allotment option	We have granted the underwriters an option to purchase up to 2,040,000 additional shares of common stock within 30 days after the date of the underwriting agreement in order to cover over-allotments, if any

Offering price per share	$

Shares of common stock outstanding after the offering (1)(2)	90,966,611 shares

Net proceeds to us(1)	We estimate that our net proceeds from the sale of 13,600,000 shares of our common stock in this offering will be approximately $ million, after deducting the underwriting discount and the offering expenses payable by us.

Use of proceeds	We intend to use our net proceeds for general corporate purposes, including investment in Trustco Bank. Pending these uses, we may invest net proceeds in marketable investment securities or short-term, interest-bearing assets.

Risk factors	See “Risk Factors” beginning on page S-13 and other information included or incorporated by reference in this prospectus supplement for a discussion of factors that you should consider before investing in our common stock.

NASDAQ Global Select Market symbol	TRST

Dividend policy	We have historically paid dividends on our common stock. Whether we pay dividends is in the discretion of our board of directors, and we may be prohibited from paying dividends in certain circumstances. See “PRICE RANGE OF COMMON STOCK AND DIVIDENDS.”

(1)	Assumes that the underwriters will not exercise their option to purchase up to an additional 2,040,000 shares of our common stock to cover over-allotments, if any.

(2)	The number of shares outstanding after the offering is based on the number of shares outstanding as of June 7, 2011, plus the number of shares of common stock offered by us. If the underwriters exercise their option in full, 93,006,611 shares of our common stock will be outstanding immediately after the offering. The number of shares of our common stock outstanding after the offering shown above excludes 2,631,250 shares that we may issue upon the exercise of stock options outstanding as of June 7, 2011, at a weighted average exercise price of $11.47 per share, and 2,250,000 additional shares that we may issue under the TrustCo Bank Corp NY 2010 Equity Incentive Plan and the TrustCo Bank Corp NY 2010 Directors Equity Incentive Plan. (These plans also provide for stock appreciation rights, restricted stock units, performance units and performance shares, but all of these rights, units and shares must be settled in cash only.) We may also issue up to 14,500,000 shares of our common stock under the TrustCo Bank Corp NY Dividend Reinvestment and Stock Purchase Plan.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table presents our summary consolidated financial information for the three month periods ended March 31, 2011 and 2010 and for each of the four years ended December 31, 2010. The summary consolidated financial data should be read in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and consolidated financial statements, including the accompanying notes included in our Annual Report on Form 10-K for the year ended December 31, 2010, which is incorporated by reference in this prospectus supplement. The financial data as of and for each of the four years ended December 31, 2007 through 2010 are derived from our audited financial statements. Crowe Horwath LLP is our independent registered public accounting firm.

(dollars in thousands, except per share data)	As of or for the Quarter Ended March 31, (unaudited)		As of or for the Year Ended December 31,

	2011	2010	2010	2009	2008	2007

Statement of income data:
Interest income	$39,617	41,328	162,123	161,360	170,919	189,418
Interest expense	7,075	9,532	34,998	49,451	74,056	92,984

Net interest income	32,542	31,796	127,125	111,909	96,863	96,434
Provision (credit) for loan losses	4,600	4,700	23,200	11,310	4,200	2,500

Net interest income after provision (credit) for loan losses	27,942	27,096	103,925	100,599	92,663	93,934
Noninterest income	3,984	3,860	15,599	17,766	17,835	16,654
Net trading gains (losses)	-	-	-	(350)	155	891
Net gain (loss) on securities transactions	287	4	3,352	1,848	450	217
Noninterest expense	20,846	20,089	78,964	76,581	60,794	53,593

Income before income taxes	11,367	10,871	43,912	43,282	50,309	58,103
Income taxes	3,985	3,936	14,591	15,162	16,232	18,636

Net income	$7,382	6,935	29,321	28,120	34,077	39,467

Financial condition data:
Total assets	$4,007,890	3,718,763	3,954,784	3,679,897	3,506,813	3,377,551
Earning assets	3,899,512	3,608,451	3,838,761	3,567,408	3,428,035	3,280,721
Loans, net	2,359,129	2,288,727	2,355,265	2,281,536	2,163,338	1,934,914
Allowance for loan losses	(43,680)	(39,490)	(41,911)	(37,591)	(36,149)	(34,651)
Trading securities	-	-	-	-	116,326	465,151
Securities available for sale	1,015,466	773,884	891,601	810,365	676,002	578,892
Held to maturity securities	171,351	247,733	191,712	374,871	264,689	15,000
Demand	247,803	240,822	251,091	258,759	249,887	262,863
Interest-bearing checking	443,133	404,374	441,520	405,383	331,144	293,027
Savings	859,799	684,868	774,366	665,463	609,444	609,064
Money market	626,669	476,067	602,803	393,779	285,829	341,790
Time	1,415,637	1,526,700	1,484,307	1,581,776	1,659,967	1,513,554
Total Deposits	3,593,041	3,332,831	3,554,087	3,305,160	3,136,271	3,020,298
Short-term borrowings	137,710	116,306	124,615	107,728	109,592	92,220
Long-term debt	-	-	-	-	-	29
Shareholders’ equity	258,472	250,618	255,440	245,678	236,024	237,068

Share data:
Average equivalent diluted shares (in thousands)	77,241	76,758	76,935	76,482	75,793	75,202
Book value	$3.35	3.26	3.31	3.21	3.10	3.15
Tangible book value(1)	3.34	3.26	3.31	3.20	3.10	3.14
Cash dividends	0.066	0.063	0.256	0.298	0.440	0.640
Basic earnings	0.096	0.090	0.381	0.368	0.450	0.525
Diluted earnings	0.096	0.090	0.381	0.368	0.450	0.525

Average balances:
Total assets	$3,968,502	3,660,964	3,795,667	3,555,981	3,421,914	3,297,881
Earning assets	3,867,725	3,555,553	3,689,087	3,469,761	3,339,619	3,212,037
Loans, net	2,351,294	2,284,839	2,320,010	2,203,683	2,023,548	1,852,310
Allowance for loan losses	(43,564)	(38,741)	(40,846)	(36,521)	(34,833)	(34,939)
Trading securities	-	-	-	14,569	263,099	428,389
Securities available for sale	937,513	767,272	787,314	539,022	560,359	549,277
Held to maturity securities	179,734	328,234	245,191	502,606	104,383	9,096
Demand	245,418	243,003	248,564	260,827	257,452	253,703
Interest-bearing checking	431,592	392,621	415,590	364,638	301,976	281,276
Savings	816,581	671,797	715,155	641,377	612,247	639,915
Money market	616,838	436,194	517,669	330,111	310,468	340,001
Time	1,452,592	1,535,217	1,506,602	1,596,162	1,582,442	1,430,747
Total Deposits	3,563,021	3,278,832	3,403,580	3,193,115	3,064,585	2,945,642
Short-term borrowings	129,966	116,540	119,213	104,033	97,472	95,101
Long-term debt	-	-	-	-	12	42
Shareholders’ equity	257,964	249,179	255,332	239,842	238,700	233,158

	As of or for the Quarter Ended March 31, (unaudited)		As of or for the Year Ended December 31,
	2011	2010	2010	2009	2008	2007

Financial ratios:
Return on average assets*	0.75%	0.77	0.77	0.79	1.00	1.20
Return on average equity*	11.61	11.29	11.48	11.72	14.28	16.93
Dividend payout ratio	68.67	69.19	67.25	80.90	97.85	121.79
Tier 1 capital as a % of average assets (leverage ratio)	6.60	6.81	6.68	6.76	6.87	6.86
Tier 1 capital as a % of total risk adjusted assets	12.66	12.35	12.57	12.04	12.40	13.53
Total capital as a % of total risk adjusted assets	13.92	13.60	13.83	13.30	13.66	14.79
Tangible common equity as a % of tangible assets at period end(1)	6.44	6.73	6.45	6.66	6.72	7.00
Loan to deposit ratio	65.66	68.67	66.27	69.03	68.98	64.06

Asset quality:
Allowance as a % of nonperforming loans	86.67%	84.22	85.86	81.66	106.66	272.33
Non-performing loans as a % of total loans	2.14	2.05	2.07	2.02	1.57	0.66
Allowance as a % of loans outstanding at period end	1.85	1.73	1.78	1.65	1.67	1.79
Net chargeoffs as a % of average loans during the period*	0.48	0.49	0.81	0.45	0.13	0.19

Other information:
Efficiency ratio	52.18	50.15	50.77	55.18	51.37	45.45
Net interest margin*	3.40	3.62	3.50	3.27	2.98	3.10

*Annualized, where appropriate.

(1)Tangible book value per share , tangible common equity and tangible common equity as a percentage of tangible assets at period end are non-GAAP financial measures derived from GAAP-based amounts. We calculate tangible common equity by excluding the balance of intangible assets from common shareholders’ equity. We calculate tangible book value per share by dividing tangible common equity by common shares outstanding, as compared to book value per common share, which we calculate by dividing common shareholders’ equity by common shares outstanding. We calculate tangible common equity as a percentage of tangible assets at period end by dividing tangible common equity by tangible assets at period end. We believe that this is consistent with the treatment by bank regulatory agencies, which exclude intangible assets from the calculation of risk-based capital ratios. Accordingly, we believe that these non-GAAP financial measures provide information that is important to investors and that is useful in understanding our capital position and ratios. However, these non-GAAP financial measures are supplemental and are not a substitute for an analysis based on GAAP measures. As other companies may use different calculations for these measures, this presentation may not be comparable to other similarly titled measures reported by other companies. A reconciliation of the non-GAAP measures of tangible common equity and tangible book value per share to the GAAP measures of common shareholder’s equity and book value per share is set forth below.

	Quarter Ended	Year Ended December 31,
(dollars in thousands, except per share data)	March 31, 2011 (unaudited)	2010	2009	2008	2007

Total assets	$4,007,890	3,954,784	3,679,897	3,506,813	3,377,551
Less: intangible assets	553	553	553	553	553

Tangible assets	$4,007,337	3,954,231	3,679,344	3,506,260	3,376,998

Common shareholders’ equity	258,472	255,440	245,678	236,024	237,068
Less: intangible assets	553	553	553	553	553

Tangible common equity	$257,919	254,887	245,125	235,471	236,515

Book value per share	$3.35	3.31	3.21	3.10	3.15
Tangible book value per share	3.34	3.31	3.20	3.10	3.14

RISK FACTORS

Investing in our common stock involves risks. You should carefully consider the following risk factors, as well as the risk factors described in our Annual Report on Form 10-K for the year ended December 31, 2010 and our Quarterly Report on Form 10-Q for the period ended March 31, 2011, before you make an investment decision regarding our stock. Any of the risk factors may cause our future earnings to be lower or our financial condition to be less favorable than we expect. In addition, other risks of which we are not aware, or which we do not believe are material, may cause earnings to be lower or may hurt our financial condition. You should also consider the other information in this prospectus supplement and the accompanying prospectus, as well as in the documents incorporated by reference into them.

Risks Related to Our Business

The Dodd-Frank Wall Street Reform and Consumer Protection Act will, among other things, eliminate the Office of Thrift Supervision, tighten capital standards, create a new Consumer Financial Protection Bureau and result in new laws and regulations that are expected to increase our costs of operations.

On July 21, 2010, the president signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act, which we may refer to as the Dodd-Frank Act. This act will significantly change the current bank regulatory structure and affect the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-Frank Act requires various federal agencies to adopt a broad range of new implementing rules and regulations and to prepare numerous studies and reports for Congress. The federal agencies are given significant discretion in drafting the implementing rules and regulations, and consequently, many of the details and much of the impact of the Dodd-Frank Act may not be known for many months or years.

Among the changes contained in the Dodd-Frank Act is the elimination of the Office of Thrift Supervision, which is our primary federal regulator. The Office of the Comptroller of the Currency (the primary federal regulator for national banks) will become the primary federal regulator of Trustco Bank, and the Board of Governors of the Federal Reserve System (often referred to as the Federal Reserve) will have exclusive authority to regulate all bank and thrift holding companies and will thus become the primary federal regulator of TrustCo Bank Corp NY. These changes in our regulators will occur on the transfer date, which is expected to be July 21, 2011, unless this date is extended.

Among the Dodd-Frank Act’s significant regulatory changes, it creates a new financial consumer protection agency, the Bureau of Consumer Financial Protection, that will have the authority to issue new consumer protection regulations and revise existing regulations in many areas of consumer compliance. These new and revised rules may increase our regulatory compliance burden and costs and restrict the financial products and services we offer to our customers. The Dodd-Frank Act also permits states to adopt stricter consumer protection laws and state attorney generals may enforce consumer protection rules issued by the new consumer protection bureau. Further the new bureau has examination and enforcement authority over all banks and savings institutions with more than $10 billion in assets. Institutions such as Trustco Bank with $10 billion or less in assets will continued to be examined for compliance with the consumer laws by their primary bank regulators.

The Dodd-Frank Act also imposes more stringent capital requirements on holding companies. These restrictions will limit our future capital strategies. Further, savings and loan holding companies such as us have not previously been subject to capital requirements, but under the Dodd-Frank Act, savings and loan holding companies will become subject to the same capital requirements as bank holding companies (although not until five years from the date of enactment). In addition, the new international regulatory capital rules known as “Basel III” generally increase the capital required to be held and narrow the types of instruments that will qualify as capital. The Basel III requirements will be phased in over a number of years, although they are not automatically applicable to us or to U.S. financial institutions generally. Rather, the requirements must be implemented by regulations adopted by the federal banking agencies. We do not know the extent to which our regulators will incorporate elements of Basel III into new capital regulations or to what extent those regulations may be applicable to us or Trustco Bank.

The Dodd Frank Act codified the Federal Reserve’s “source of strength” doctrine under which a holding company must serve as a source of financial strength for its depository institution subsidiaries; savings and loan holding companies such as us will become subject to the source of strength requirements under the Dodd-Frank Act.

The Dodd-Frank Act requires publicly traded companies to give stockholders a non-binding vote on executive compensation and so-called “golden parachute” payments and authorizes the Securities and Exchange Commission to promulgate rules that would allow stockholders to nominate their own candidates using a company’s proxy materials. The legislation also directs the Federal Reserve to promulgate rules prohibiting excessive compensation paid to bank holding company executives, regardless of whether the company is publicly traded or not.

The Dodd-Frank Act significantly rolls back the federal preemption of state consumer protection laws that is currently enjoyed by federal savings associations and national banks by:

•	requiring that a state consumer financial law prevent or significantly interfere with the exercise of a federal savings association’s or national bank’s powers before it can be preempted;

•	mandating that any preemption decision be made on a case by case basis rather than a blanket rule and

•	ending the applicability of preemption to subsidiaries and affiliates of national banks and federal savings associations.

As a result, we may now be subject to state consumer protection laws in each state where we do business, and those laws may be interpreted and enforced differently in different states.

Many of the provisions of the Dodd-Frank Act will not become effective until a year or more after its enactment and, if required, the adoption and effectiveness of implementing regulations. In addition, the scope and impact of many of the Dodd-Frank Act’s provisions will be determined through the rulemaking process. As a result, we cannot predict the ultimate impact of the Dodd-Frank Act on us at this time, including the extent to which it could increase costs or limit our ability to pursue business opportunities in an efficient manner, or otherwise adversely affect our business, financial condition and results of operations. However, it is expected that at a minimum the effect of the Dodd-Frank Act will be to increase our operating and compliance costs.

The current economic environment poses significant challenges for us and could adversely affect our financial condition and results of operations.

We are continuing to operate in a challenging and uncertain economic environment, including generally uncertain national and local conditions. Financial institutions continue to be affected by sharp declines in the real estate market and constrained financial markets. Dramatic declines in the housing market, with falling home prices and increasing foreclosures and unemployment, have resulted in significant write-downs of asset values by financial institutions. Continued declines in real estate values, home sales volumes and financial stress on borrowers as a result of the uncertain economic environment could have an adverse effect on our borrowers, which could adversely affect our financial condition, results of operations and ability to pay common stock dividends at the current level. A worsening of these conditions would likely exacerbate the adverse effects on the financial institutions industry. For example, a renewed national economic recession, or further deterioration in local economic conditions in our markets, could drive losses beyond those which are provided for in our allowance for loan losses. We may also face the following risks in connection with these events:

•

Economic conditions that negatively affect housing prices and the job market have resulted, and may continue to result, in a deterioration in credit quality of our loan portfolio, and such deterioration in credit quality has had, and could continue to have, a negative impact on our business.

•	Market developments may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates on loans and other credit facilities.

•	The processes we use to estimate allowance for loan losses and reserves may no longer be reliable because they rely on complex judgments, which may no longer be capable of accurate estimation.

•	Our ability to assess the creditworthiness of our customers may be impaired if the approaches we use to select, manage and underwrite our customers become less predictive of future charge-offs.

•

We expect to face increased regulation of our industry, and compliance with such regulation may increase our costs, limit our ability to pursue business opportunities and increase compliance challenges.

As these conditions or similar ones continue to exist or worsen, we could experience continuing or increased adverse effects on our financial condition.

We operate in a highly regulated environment and may be adversely affected by changes in laws, regulations and tax policies.

As described above, Trustco Bank is subject to extensive regulation, supervision and examination by the Office of Thrift Supervision, its primary federal regulator, and by the Federal Deposit Insurance Corporation, as insurer of deposits. In addition, we are subject to regulation and supervision by the Office of Thrift Supervision. Also as noted above, our and Trustco Bank’s primary federal regulators will change as a result of the Dodd-Frank Act. Such regulation and supervision govern the activities in which an institution and its holding company may engage and are intended primarily for the protection of the insurance fund and the depositors and borrowers of Trustco Bank rather than for holders of our common stock. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on operations, the classification of Trustco Bank’s assets and determination of the level of allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on operations.

Likewise, we operate in an environment that imposes income taxes on our operations at both the federal and state levels to varying degrees. Strategies and operating routines have been implemented to minimize the impact of these taxes. Consequently, any change in tax legislation could significantly alter the effectiveness of these strategies.

Our strategy includes growth plans through organic growth and possible acquisitions. Our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.

We intend to continue pursuing a growth strategy, which may include organic growth, expansion or acquisitions. We cannot assure you that we will be able to expand our market presence (including increasing deposit market share) in our existing markets or successfully enter new markets or that any such expansion will not adversely affect our results of operations. Failure to manage our growth effectively could have a material adverse effect on our business, future prospects, financial condition or results of operations and could adversely affect our ability to successfully implement our business strategy.

We have pursued and continue to pursue a growth strategy which depends primarily on generating an increasing level of loans and deposits at acceptable risk levels. We may attempt to expand in our current markets by opening new branch offices, acquiring branch offices of other financial institutions, or through a purchase of other financial institutions. This expansion may require significant investments in equipment, technology, personnel and site locations, as well as additional capital to support the expansion. We cannot assure you of our success in implementing our growth strategy either through expansion of our existing branch system or through mergers and acquisitions.

The soundness of other financial institutions could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different counterparties and we routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, banks, investment banks, mutual funds, and other institutional entities. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. Any such losses could be material and could materially and adversely affect our business, financial condition and results of operations.

Certain interest rate movements may hurt earnings and asset value.

Like other financial institutions, we are subject to interest rate risk. Our primary source of income is net interest income, which is the difference between interest earned on loans and investments and interest paid on deposits and borrowings. Over any specific period of time, our interest-earning assets may be more sensitive to changes in market interest rates than our interest-bearing liabilities, or vice-versa. In addition, the individual market interest rates underlying our loan and deposit products may not change to the same degree over a given time period. In any event, if market interest rates should move contrary to our position, earnings may be negatively affected. Interest rates have in recent years hit historical low levels. Since December 2008, the Federal Reserve has held its target for the federal funds rate at a range of 0.00% to 0.25%. Lower rates have helped lead to a lower cost of funds, but have also lowered the yields we earn on loans, securities and short-term investments. If and when the Federal Reserve begins raising rates, our cost of funds is likely to rise faster than the rates we earn on loans and investments, potentially causing a compression of our interest rate spread and net interest margin, which would have a negative effect on our profitability.

We also are subject to reinvestment risk associated with changes in interest rates. Changes in interest rates may affect the average life of loans and mortgage-related securities. Decreases in interest rates often result in increased prepayments of loans and mortgage-related securities, as borrowers refinance their loans to reduce borrowings costs. Under these circumstances, we are subject to reinvestment risk to the extent that we are unable to reinvest the cash received from such prepayments in loans or other investments that have interest rates that are comparable to the interest rates on existing loans and securities. Additionally, increases in interest rates may decrease loan demand and/or may make it more difficult for borrowers to repay adjustable rate loans.

Changes in interest rates also affect the value of our interest-earning assets, and in particular our securities portfolio. Generally, the value of fixed-rate securities fluctuates inversely with changes in interest rates. Unrealized gains and losses on securities available for sale are reported as a separate component of equity, net of tax. Decreases in the fair value of securities available for sale resulting from increases in interest rates could have an adverse effect on shareholders’ equity.

We are exposed to credit risk in our lending activities.

There are inherent risks associated with our lending activities. Loans to individuals and business entities, our single largest asset group, depend for repayment on the willingness and ability of borrowers to perform as contracted. A material adverse change in the ability of a significant portion of our borrowers to meet their obligation to us, due to changes in economic conditions, interest rates, natural disasters, acts of war or other causes over which we have no control, could adversely impact the ability of borrowers to repay outstanding loans or the value of the collateral securing these loans, and could have a material adverse impact on our earnings and financial condition.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings could decrease.

Our borrowers may not repay their loans according to the terms of the loans, and, as a result of the declines in home prices, the collateral securing the payment of these loans may be insufficient to pay any remaining loan balance. We may experience significant loan losses, which could have a material adverse effect on our operating results. When determining the amount of our allowance for loan and lease losses, or ALLL, we make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In deciding on the adequacy of the ALLL, our management reviews past due information, historical charge-off and recovery data, and nonperforming loan activity. Also, there are a number of other factors that are taken into consideration, including: the magnitude, nature and trends of recent loan charge-offs and recoveries, the growth in the loan portfolio and the implication that it has in relation to the economic climate in the Bank’s market territories, and the economic environment in the Upstate New York territory primarily (our largest geographical area) over the last several years, as well as in our other market areas. If our assumptions and analysis prove to be incorrect, our ALLL may not be sufficient to cover losses inherent in our loan portfolio, resulting in additions to our allowance which is maintained through provisions for loan losses.

We may be subject to a higher effective tax rate if Trustco Realty Corp. fails to qualify as a real estate investment trust (“REIT”).

Trustco Realty Corp. operates as a REIT for federal income tax purposes. Trustco Realty was established to acquire, hold and manage mortgage assets and other authorized investments to generate net income for distribution to its shareholders.

For an entity to qualify as a REIT, it must meet certain organizational tests and it must satisfy the following six asset tests under the Internal Revenue Code each quarter: (1) at least 75% of the value of the REIT’s total assets must consist of real estate assets, cash and cash items, and government securities; (2) not more than 25% of the value of the REIT’s total assets may consist of securities, other than those includible under the 75% test; (3) not more than 5% of the value of its total assets may consist of securities of any one issuer, other than those securities includible under the 75% test or securities of a taxable REIT subsidiary; (4) not more than 10% of the outstanding voting power of any one issuer may be held, other than those securities includible under the 75% test or securities of a taxable REIT subsidiary; (5) not more than 10% of the total value of the outstanding securities of any one issuer may be held, other than those securities includible under the 75% test or securities of a taxable REIT subsidiary; and (6) a REIT cannot own securities in one or more taxable REIT subsidiaries which comprise more than 25% of the value of its total assets. At March 31, 2011, Trustco Realty met all six quarterly asset tests.

Also, a REIT must satisfy the following two gross income tests each year: (1) at least 75% of its gross income must be from qualifying income closely connected with real estate activities; and (2) 95% of its gross income must be derived from sources qualifying for the 75% test and dividends, interest, and gains from the sale of securities. In addition, a REIT must distribute at least 90% of its taxable income for the taxable year, excluding any net capital gains, to maintain its non-taxable status for federal income tax purposes. For 2010, Trustco Realty had met the two annual income tests and the distribution test.

If Trustco Realty fails to meet any of the required provisions and, therefore, does not qualify to be a REIT, our effective tax rate would increase.

We would be subject to a higher effective tax rate if Trustco Realty is required to be included in a New York combined return.

New York State tax law generally requires a REIT that is majority owned by a bank or savings association located in New York to be included in the bank’s combined New York State tax return. We believe that Trustco Realty and Trustco Bank qualify for the small-bank exception to this rule. If, contrary to this belief, Trustco Realty were required to be included in our New York State combined tax return, our effective tax rate would increase. Under the small-bank exception, dividends received by the bank from Trustco Realty are subject to a 60% dividends-received deduction, which results in only 40% of the dividends being subject to New York State tax.

In 2009 and 2010, the New York State Department of Taxation and Finance proposed reforms to the New York State corporate franchise and banking laws that, if enacted, would substantially alter how we and Trustco Bank are taxed in New York State and could materially increase our combined effective New York State tax rate. In particular, that proposal would have required Trustco Realty to file a combined New York State return with us and substantially eliminate the benefit of the 60% dividends-received deduction.

We cannot predict whether any tax reform legislation will actually be proposed in the New York State legislature, whether any such legislation would be enacted this year or any subsequent year, how any enacted legislation would differ from the current law or how any such legislative changes would affect us and Trustco Bank’s effective New York State tax rate.

We are subject to claims and litigation pertaining to fiduciary responsibility and lender liability.

Some of the services we provide, such as trust and investment services, require us to act as fiduciaries for our customers and others. In addition, loan workout and other activities may expose us or Trustco Bank to legal actions, including lender liability or environmental claims. From time to time, third parties make claims and take legal action against us pertaining to the performance of our fiduciary responsibilities or loan-related activities. If these claims and legal actions are not resolved in a manner favorable to us, we may be exposed to significant financial liability and/or our reputation could be damaged. Either of these results may adversely impact demand for our products and services or otherwise have a harmful effect on our business and, in turn, on our financial condition, results of operations and prospects.

We may not be able to meet the cash flow requirements of our depositors or borrowers or meet our operating cash needs to fund corporate expansion and other activities.

Liquidity is the ability to meet cash flow needs on a timely basis at a reasonable cost. The liquidity of Trustco Bank is used to make loans and to repay deposit liabilities as they become due or are demanded by customers. Liquidity policies and limits have been established by our board of directors, and our management monitors the overall liquidity position of Trustco Bank and us to ensure that various alternative strategies exist to cover unanticipated events that could affect liquidity. Trustco Bank is also a member of the Federal Home Loan Bank System, which provides funding to members through advances that are collateralized with securities or mortgage-related assets. Our securities portfolio can be used as a secondary source of liquidity, and additional liquidity could be obtained from securities sold under repurchase agreements, non-core deposits and debt or equity securities issuances in public or private transactions. If we were unable to access any of these funding sources when needed, we might not be able to meet the needs of our customers, which could adversely affect our financial condition, our results of operations, cash flows and our level of regulatory capital.

New lines of business or new products and services may subject us to additional risks.

From time to time, we may develop and grow new lines of business or offer new products and services within our existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business and/or new product or service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, results of operations and financial condition. All service offerings, including current offerings and those which may be provided in the future may become more risky due to changes in economic, competitive and market conditions beyond our control.

Strong competition within the Bank’s market areas could hurt profits and slow growth.

We face intense competition both in making loans and attracting deposits. This competition comes principally from other banks, savings and loan associations, credit unions, mortgage companies, other lenders, and institutions offering uninsured investment alternatives. Many of our competitors have competitive advantages, including greater financial resources and higher lending limits, a wider geographic presence, more accessible branch office locations, more aggressive marketing campaigns and better brand recognition, and the ability to offer a wider array of services or more favorable pricing alternatives, as well as lower origination and operating costs. Competition has made it more difficult for us to make new loans and at times has forced us to offer higher deposit rates. Price competition for loans and deposits might result in us earning less on loans and paying more on deposits, which would reduce net interest income. Competition also makes it more difficult to grow loans and deposits and to hire and retain experienced employees. Our management expects competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully in our market areas.

Negative events in certain geographic areas could adversely affect us.

Our success depends primarily on the general economic conditions in the areas in which we conduct business, primarily Upstate New York and, to a lesser extent, Central Florida. The local economic conditions in our market areas have a significant impact on our loans, the ability of the borrowers to repay these loans and the value of the collateral securing these loans. A significant decline in general economic conditions caused by inflation, recession, unemployment or other factors beyond our control would affect the local economic conditions and could adversely affect our financial condition and results of operations.

We are dependent upon the services of our management team.

We are dependent upon the ability and experience of a number of our key management personnel who have substantial experience with our operations, the financial services industry and the markets in which we offer our services. It is possible that the loss of the services of one or more of our senior executives or key managers would have an adverse effect on our operations. Our success also depends on our ability to continue to attract, manage and retain other qualified middle management personnel as we grow. We cannot assure you that we will continue to attract or retain such personnel.

Changes in accounting standards could impact reported earnings.

The accounting standard setting bodies, including the Financial Accounting Standards Board, the Securities and Exchange Commission and other regulatory bodies, periodically change financial accounting and reporting standards that govern the preparation of our consolidated statements. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised accounting standard retroactively, which could effect beginning of period financial statement amounts.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Securities and Exchange Act of 1934 is accumulated and communicated to management, and recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

The preparation of financial statements requires the use of estimates that may vary from actual results.

Preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make significant estimates that affect the financial statements. One of our most critical estimates is the level of the allowance for loan losses. Due to the inherent nature of this estimate, we cannot provide absolute assurance that we will not significantly increase the allowance for loan losses higher than the current balance.

We rely on communications, information, operating and financial control systems, and technology from third-party service providers, and we may suffer an interruption in those systems that may result in lost business. Further, we may not be able to substitute providers on terms that are as favorable if our relationships with our existing service providers are interrupted.

We rely heavily on third-party service providers for much of our communications, information, operating and financial controls systems, and technology. Any failure or interruption or breach in security of these systems could result in failures or interruptions in our customer relationships management, general ledger, deposit, servicing and/or loan origination systems. We cannot assure you that such failures or interruptions will not occur or, if they do occur, that they will be adequately addressed by us or the third parties on which we rely. The occurrence of any failure or interruption could have a material adverse effect on our business, financial condition, results of operations and cash flows. If any of our third-party service providers experience financial, operational or technological difficulties, or if there is any other disruption in our relationships with them, we may be required to locate alternative sources of such services, and we cannot assure you that we could negotiate terms that are as favorable to us, or could obtain services with similar functionality as found in our existing systems, without the need to expend substantial resources, if at all. Any of these circumstances could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If the business continuity and disaster recovery plans that we have in place are not adequate to continue our operations in the event of a disaster, the business disruption can adversely impact our operations.

External events, including terrorist or military actions, or an outbreak of disease, and resulting political and social turmoil could cause unforeseen damage to our physical facilities or could cause delays or disruptions to operational functions, including information processing and financial market settlement functions. Additionally, our customers, vendors and counterparties could suffer from such events. Should these events affect us, or our customers, or vendors or counterparties with which we conduct business, our results of operations could be adversely affected.

Risks Related to this Offering and Ownership of Our Common Stock

The price of our common stock may fluctuate significantly, which may make it difficult for investors to resell shares of common stock at times or prices they find attractive.

Our stock price may fluctuate significantly as a result of a variety of factors, many of which are beyond our control. These factors include, in addition to those described in “Special Note Regarding Forward Looking Statements,” the following:

•	actual or anticipated quarterly fluctuations in our operating results and financial condition,

•	changes in financial estimates or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to us or other financial institutions,

•	speculation in the press or investment community generally or relating to our reputation or the financial services industry,

•	strategic actions by us or our competitors, such as acquisitions, restructurings, dispositions or financings,

•	fluctuations in the stock price and operating results of our competitors,

•	future sales of our equity or equity-related securities,

•	proposed or adopted regulatory changes or developments,

•	domestic and international economic factors unrelated to our performance,

•	general market conditions and, in particular, developments related to market conditions for the financial services industry, and

•	ability to continue to grow our franchise and leverage our existing branch network.

In addition, in recent years, the stock market in general has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities of many companies, including for reasons unrelated to such companies’ operating performance. These broad market fluctuations may adversely affect our stock price, notwithstanding our operating results. We expect that the market price of our common stock will continue to fluctuate, and there can be no assurances about the levels of the market prices for our common stock.

Trading volume of our common stock is less than that of other larger financial services companies, which may adversely affect the market price and limit shareholders’ ability to quickly and easily sell their common stock, particularly in large quantities.

Although our common stock is listed for trading on the NASDAQ Global Select Market, the trading volume is less than that of other larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the lower trading volume of our common stock, significant sales of our common stock, or the expectation of these sales, could cause the price of our common stock to decline. As a result, shareholders may find it difficult to sell a significant number of shares at the prevailing market price.

Future sales of our common stock or other securities may dilute the value of our common stock.

We face significant business, regulatory and other governmental risk as a financial institution, and it is possible that capital requirements and directives could in the future require us to change the amount or composition of our current capital, including common equity. As a result of regulatory changes, we could determine or, our regulators could require us, to raise additional capital. There could also be market perceptions regarding the need to raise additional capital, whether as a result of public disclosures or otherwise, and, regardless of the outcome, such perceptions could have an adverse effect on the price of our common stock. Further, in many situations, our board of directors has the authority, without any vote of our shareholders, to cause us to issue shares of stock, including shares authorized and unissued under our stock option plans. We may also issue additional shares of our common stock at a discount to recent trading prices under our dividend reinvestment and stock purchase plan.

Any such issuance would dilute the percentage of ownership interest of existing shareholders and may dilute the per share book value of the common stock. In addition, option holders may exercise their options at a time when we would otherwise be able to obtain additional equity capital on more favorable terms. Holders of our common stock are not entitled to preemptive rights or other protections against dilution.

The sale, or availability for sale, of a substantial number of shares of common stock in the public market could adversely affect the price of our common stock and could impair our ability to raise additional capital through the sale of equity securities.

Our ability to pay dividends is subject to regulatory limitations and other limitations that may affect our ability to pay dividends to our stockholders or to repurchase our common stock.

We are a separate legal entity from our subsidiary Trustco Bank and do not have significant operations of our own. The availability of dividends from Trustco Bank is limited by various statutes and regulations. It is possible, depending upon the financial condition of Trustco Bank and other factors that Trustco Bank’s regulator could assert that payment of dividends or other payments may result in an unsafe or unsound practice. In addition, under the Dodd-Frank Act, we will be subjected to consolidated capital requirements and will be required to serve as a source of strength to Trustco Bank. If Trustco Bank is unable to pay dividends to us or if we are required to retain capital or contribute capital to Trustco Bank, we may not be able to pay dividends on our common stock or to repurchase shares of common stock.

Provisions in our articles of incorporation and bylaws and New York law may discourage or prevent takeover attempts, and these provisions may have the effect of reducing the market price of our stock.

Our articles of incorporation and bylaws include several provisions that may have the effect of discouraging or preventing hostile takeover attempts, and therefore, making the removal of incumbent management difficult. The provisions include staggered terms for our board of directors and requirements of supermajority votes to approve certain business transactions. In addition, New York law contains several provisions that may make it more difficult for a third party to acquire control of us without the approval of the board of directors and may make it more difficult or expensive for a third party to acquire a majority of our outstanding stock. To the extent that these provisions are effective in discouraging or preventing takeover attempts, they may tend to reduce the market price for our stock.

Resales of our common stock in the public market following the offering may cause its market price to fall.

We expect that we will issue 13,600,000 shares of our common stock in connection with the offering, assuming no exercise of the underwriters’ over-allotment option. The issuance of new shares in this offering could have the effect of depressing the market price for shares of our common stock.

Upon expiration of lock-up agreements between the underwriters and our officers and directors, a substantial number of shares of our common stock could be sold into the public market, which could depress our stock price.

In connection with this offering, our officers and directors have entered into lock-up agreements with the underwriters that prohibit, subject to certain limited exceptions, the disposal or pledge of, or the hedging against, any of their common stock or securities convertible into or exchangeable for shares of common stock for a period of 90 days after the date of this prospectus supplement.

However, upon the expiration of these lock-up agreements in September 2011, subject to any extension of such expiration date, the market price of our common stock could decline as a result of sales by our stockholders in the market or the perception that these sales could occur. These factors could also make it difficult for us to raise additional capital by selling stock.

We may issue debt and equity securities that are senior to our common stock as to distributions and in liquidation, which could negatively affect the value of our common stock.

We may in the future increase our capital resources by entering into debt or debt-like financing or issuing debt or equity securities, which could include issuances of senior notes, subordinated notes, preferred stock or common stock. In the event of our liquidation, our lenders and holders of its debt or preferred securities would receive a distribution of our available assets before distributions to the holders of our common stock. Our decision to incur debt and issue securities in future offerings will depend on market conditions and other factors beyond our control. We cannot predict or estimate the amount, timing or nature of future offerings and debt financings. Future offerings could reduce the value of shares of our common stock and dilute a shareholder’s interest in us.

We will have broad discretion in applying the net proceeds of this offering and the use of proceeds may not enhance the market value of our common stock.

We have significant flexibility in applying the proceeds of this offering. We are not required to allocate the proceeds to any specific investment or transaction or other use. As part of your investment decision, you will not be able to assess or direct how we apply the net proceeds. We may not be able to fully or profitably deploy the proceeds of this offering. The price of our common stock may decline if the market does not view our use of the proceeds from this offering favorably.

CAPITALIZATION

The following table sets forth our capitalization at March 31, 2011. Our capitalization is presented on a historical basis and on an as adjusted basis giving effect to the sale of the shares offered by this prospectus supplement, assuming, as of March 31, 2011:

•	the sale of 13,600,000 shares of common stock at a price of $ per share (the closing price of our common stock on the NASDAQ Global Select Stock Market on June , 2011),

•	the net proceeds to us in this offering, after deducting the underwriting discounts and estimated offering expenses payable by us, are $ million and

•	the underwriters’ over-allotment option is not exercised.

	As of March 31, 2011 (unaudited)
	Actual	As Adjusted
	(Dollars in thousands)
Shareholders’ equity:
Capital stock, $1 par value; 150,000,000 shares authorized; 83,166,423 shares issued;
shares issued as adjusted	$83,166
Surplus	126,638
Undivided profits	111,093
Accumulated other comprehensive loss, net of tax	(4,176)
Treasury stock; 5,922,607 shares at cost	(58,249)

Total shareholders’ equity	$258,472

Tangible common equity(1)	$257,919

Capital ratios:
Tangible common equity as a % of tangible assets at period end(1)	6.44%
Tier 1 capital as a % of average assets (leverage ratio)	6.60
Tier 1 capital as a % of total risk adjusted assets	12.66
Total capital as a % of total risk adjusted assets	13.92

(1) Tangible common equity and tangible common equity as a percentage of tangible assets at period end are non-GAAP financial measures derived from GAAP-based amounts. We calculate tangible common equity by excluding the balance of intangible assets from common shareholders’ equity. We had $553,000 in intangible assets for the periods presented. We calculate tangible common equity as a percentage of tangible assets at period end by dividing tangible common equity by tangible assets at period end. We believe that this is consistent with the treatment by bank regulatory agencies, which exclude intangible assets from the calculation of risk-based capital ratios. Accordingly, we believe that these non-GAAP financial measures provide information that is important to investors and that is useful in understanding our capital position and ratios. However, these non-GAAP financial measures are supplemental and are not a substitute for an analysis based on GAAP measures. As other companies may use different calculations for these measures, this presentation may not be comparable to other similarly titled measures reported by other companies. A reconciliation of the non-GAAP measures of tangible common equity and tangible book value per share to the GAAP measures of common shareholder’s equity and book value per share is set forth under “SUMMARY CONSOLIDATED FINANCIAL DATA.”

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our common stock is traded on the NASDAQ Global Select Market under the symbol “TRST.” The following table shows the range of high and low sale prices for our common stock as reported on the NASDAQ Global Select Market for the periods indicated.

	High	Low
Quarter Ended
June 30, 2011 (through June 7, 2011)	$6.24	$5.47
March 31, 2011	6.59	5.50

December 31, 2010	6.57	5.34
September 30, 2010	5.92	5.21
June 30, 2010	7.15	5.60
March 31, 2010	6.57	5.57

December 31, 2009	6.51	5.63
September 30, 2009	6.66	5.54
June 30, 2009	7.06	5.42
March 31, 2009	9.71	4.85

The last reported sale price of our common stock on the Nasdaq Global Select Stock Market on June 7, 2011 was $5.52 per share. At June 7, 2011, there were approximately 13,800 record holders of our common stock.

Dividend Policy

Our Board of Directors decides whether or not to pay dividends on our common stock and the amount of such dividends, each quarter, subject to required regulatory consultations and approvals. In making its decision on dividends, our Board considers operating results, financial condition, capital adequacy, regulatory requirements, shareholder returns, liquidity and other factors.

Our ability to pay dividends to our shareholders in the past and over the long term largely depends on our receipt of dividends from Trustco Bank. The amount of dividends that Trustco Bank may pay to us is limited by various statutes and regulations, and it is possible, depending upon the financial condition of Trustco Bank and other factors, that Trustco Bank’s regulator (currently the Office of Thrift Supervision) could assert that payment of dividends or other payments may result in an unsafe or unsound practice. We also may decide to limit the payment of dividends even when we have the legal ability to pay them in order to retain earnings for use in our business.

DESCRIPTION OF OUR COMMON STOCK

The following is a summary description of our common stock. This description is not complete and is qualified in its entirety by reference to the provisions of our Amended and Restated Certificate of Incorporation, as amended, our bylaws and the applicable provisions of the New York Business Corporations Law (which we may refer to as the “NYBCL”). Our certificate of incorporation and bylaws are incorporated by reference to our annual report on Form 10-K for the year ended December 31, 2010 (see “Where You Can Find More Information”).

General

We are currently authorized to issue 150,000,000 shares of common stock, par value $1.00 per share, and 500,000 shares of preferred stock, par value $10.00 per share. As of May 2, 2011, there were 77,366,611 shares of our common stock, and no shares of our preferred stock, issued and outstanding.

Holders of our common stock possess exclusive voting rights in us, except to the extent that shares of preferred stock issued in the future may have voting rights. Each holder of shares of our common stock is entitled to one vote for each share held of record on all matters submitted to a vote of our shareholders.

Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to any preferential dividend rights that may attach to preferred stock that we may issue in the future.

Under the NYBCL, we may pay dividends on our common stock unless we are or would thereby be made insolvent. Also, we may pay dividends out of surplus only such that our net assets remaining after the dividend payment is at least equal to the amount of our stated capital. If we pay any dividend, in whole or in part, from sources other than earned surplus, we must notify our stockholders of that fact. The ability of Trustco Bank to pay cash dividends, which is expected to be our principal source of income, is restricted by applicable banking laws, including the regulations and policies of the Office of Thrift Supervision and its expected successor, the Office of the Comptroller of the Currency. Such dividends have previously been our principal source of income.

In the event we are liquidated or dissolved, each holder of our common stock would be entitled to receive, after payment of all our debts and liabilities, a pro rata portion of all of our assets available for distribution to holders of our common stock. If we have issued any preferred stock, the holders thereof may have a priority in liquidation or dissolution over the holders of the our common stock.

Holders of our common stock do not have preemptive rights with respect to any additional shares of common stock that we may issue in the future. The shares of our common stock currently outstanding are, and the shares of our common stock that may be issued pursuant to this prospectus and any applicable prospectus supplement will be, when issued and delivered as described in this prospectus and any such prospectus supplement, duly authorized, validly issued, fully paid and non-assessable. There are no redemption or sinking fund provisions applicable to the shares of our common stock.

Our common stock is listed on the Nasdaq Global Select Stock Market under the symbol “TRST.” The transfer agent for our common stock is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016.

Anti-Takeover Statutes and Provisions

In general, the NYBCL prohibits any business combination (including, for example, mergers, consolidations and acquisitions of substantially all of the assets) between a New York corporation and an “interested stockholder” (defined as any owner of 20% or more of the voting stock of such corporation) unless the corporation’s board of directors has approved the business combination or the stock acquisition by which the related party’s interest reached 20% prior to the date of such stock acquisition. This restriction applies for five years after the date of such stock acquisition. Thereafter, the corporation may enter into a business combination with the related party:

•	if the combination is approved by a majority of the corporation’s voting stock beneficially owned by stockholders other than the related party or

•

if such disinterested stockholders receive a price for their shares equal to or greater than a price determined in accordance with a statutory formula intended to assure that stockholders receive an equitable price in the business combination.

As a New York corporation, we, and any potential acquiror of us, would be subject to this provision.

In addition, our certificate of incorporation and bylaws contain several provisions that may be deemed to be “anti-takeover” in nature. Our certificate of incorporation includes a so-called “fair consideration” provision, which provides that a “business combination” (including a merger, consolidation or acquisition of substantially all of the assets) involving us or any of our subsidiaries, with any person or entity beneficially owning directly or indirectly more than 5% of our outstanding voting stock may not be consummated without the affirmative vote of at least two-thirds of our voting stock, even if the normal statutory requirements are otherwise met, unless:

•	the transaction is approved by at least two-thirds of the members of the TrustCo Board who are not affiliated with the 5% stockholder or

•	the transaction meets certain minimum price requirements (in either of which cases only the normal stockholder and director approval requirements of the NYBCL would govern the transaction).

Our certificate of incorporation requires an affirmative vote of at least two-thirds of our voting stock to change, modify or repeal any provision of our certificate of incorporation or bylaws. Also, our certificate of incorporation provides for a classified board of directors, under which one-third of our directors are elected to three-year terms at each annual meeting of our stockholders.

In effect, the classified board may increase the time required for any one or more persons owning a majority or controlling block of our stock to elect a majority of our directors.

Preferred Stock

Our certificate of incorporation authorizes the issuance of up to 500,000 shares of preferred stock, par value $10.00 per share. Our board of directors may authorize the issuance of one or more series of preferred stock and may establish and designate series and the number of shares and the relative rights, preferences and limitations of the respective series of the preferred stock offered by this prospectus and the applicable prospectus supplement. All shares of preferred stock will, when issued, be fully paid and non-assessable.

Any voting powers of our preferred stock may be full or limited but may not exceed one vote per share.

The number of shares and the specific terms of any series of preferred stock will be described in the prospectus supplement by which we offer that series of preferred stock. The terms of particular series of preferred stock may differ, among other things, in: designation, number of shares that constitute the series, dividends (which may be cumulative or noncumulative), the dividend rate or the method of calculating the dividend rate, dividend periods or the method of calculating the dividend periods, amount of liquidation preference per share, if any, price at which the preferred stock will be issued, conversion provisions, if any, convertibility into other series of preferred stock or common stock and any other specific terms of the preferred stock being offered.

Each series of preferred stock will rank, with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up junior to any series of our capital stock expressly stated to be senior to that series of preferred stock and senior to our common stock and any class of our capital stock expressly stated to be junior to that series of preferred stock.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus supplement through Sandler O’Neill & Partners, L.P., as the representative of the underwriters. We have entered into an underwriting agreement dated                     , 2011 with Sandler O’Neill & Partners, L.P., acting as representative of the underwriters named below. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
Sandler O’Neill & Partners, L.P.
Stifel, Nicolaus & Company, Incorporated

Total	13,600,000

The underwriters are committed to purchase and pay for all such shares of our common stock offered by this prospectus, if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriter may also be increased or the offering may be terminated. However, the underwriters are not obligated to purchase and pay for the shares of our common stock covered by the underwriters’ over-allotment option described below, unless and until such option is exercised.

The shares of common stock are being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel, or modify this offering and to reject orders in whole or in part.

Over-Allotment Option

We have granted to the underwriters an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to an additional 2,040,000 shares of our common stock at the public offering price less the underwriting discount set forth on the cover page of this prospectus supplement. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with this offering. To the extent the option is exercised and the conditions of the underwriting agreement are satisfied, we will be obligated to sell to the underwriters, and the underwriters will be obligated to purchase, these additional shares of common stock.

Commissions and Expenses

The underwriters propose to offer the shares of our common stock directly to the public at the offering price set forth on the cover page of this prospectus supplement and to certain securities dealers at the public offering price, less a concession not in excess of $             per share. The underwriters may allow, and these dealers may reallow, a concession not in excess of $             per share on sales to other dealers. After the public offering of our common stock, the underwriters may change the offering price and other selling terms.

The following table shows the per share and total underwriting discount that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares of our common stock.

	Per Share	Total Without Over-Allotment	Total With Over-Allotment
Price to public	$	$	$

Underwriting discount or commissions payable by us

Proceeds to us, before expenses

We estimate that the total expenses of the offering payable by us, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $            . We have agreed to reimburse the underwriters for their reasonable out-of-pocket expenses incurred in connection with its engagement as underwriter, regardless of whether this offering is consummated, including certain disbursements, fees and expenses of underwriter’s counsel and marketing, syndication and travel expenses, up to $225,000.

The shares of our common stock are being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement.

Indemnity

We and Trustco Bank have agreed, jointly and severally, to indemnify the underwriters and persons who control the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of these liabilities.

Lock-up Agreement

We, and each of our executive officers and directors, have agreed, for the period beginning on and including the date of this prospectus supplement through and including the date that is 90 days after the date of this prospectus supplement, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge, directly or indirectly, any shares of our preferred stock or common stock, any of our securities that are substantially similar to any of our common stock or any or securities convertible into, exchangeable or exercisable for, or that represent the right to receive any shares of our common stock or any of our securities that are substantially similar to our common stock, without, in each case, the prior written consent of Sandler O’Neill & Partners, L.P. These restrictions are expressly agreed to preclude us, and our officers and directors, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of our common stock or other securities, in cash or otherwise. The 90-day restricted period will be automatically extended if (1) during the last 17 days of the 90-day restricted period we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results or have become aware that material news or a material event relating to us will occur during the 16-day period beginning on the last day of the 90-day restricted period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The restrictions described in the preceding paragraph will not apply to (1) the issuance by us of common stock to the underwriters pursuant to the underwriting agreement; (2) the issuance by us of shares, and options to purchase shares, of our common stock pursuant to our 2010 equity incentive plan and our 2010 directors equity incentive plan, as those plans are in effect on the date of this prospectus supplement; (3) the issuance by us of shares of our common stock upon the exercise of stock options or other securities convertible into or exchangeable for common stock that are outstanding as of the date of this prospectus supplement, and the issuance by us of shares of our common stock upon the exercise of stock options issued after the date of this prospectus supplement under the plans referred to in clause (2) of this sentence; (4) a bona fide gift or gifts by any of our officers or directors, provided that the donee or donees thereof agree to be bound in writing by the restrictions described in the preceding paragraph; or (5) a transfer by any of our officers or directors to any trust for the direct or indirect benefit of that officer or director or his or her immediate family, provided that the trustee of the trust agrees to be bound in writing by such restrictions and provided further that any such transfer shall not involve a disposition for value. For purposes of this paragraph, “immediate family” shall mean any relationship by blood, marriage or adoption not more remote than first cousin.

The underwriters may, in their sole discretion and at any time and from time to time, without notice, release all or any portion of the foregoing shares and other securities from the foregoing restrictions.

Listing on the Nasdaq Stock Market

Our common stock is listed on the Nasdaq Global Select Stock Market under the trading symbol “TRST.”

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions and syndicate covering transactions.

•

Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•

Over-allotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing, there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

These stabilizing transactions and syndicate covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the Nasdaq Global Select Stock Market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the underwriters and selected dealers, if any, who are qualified market makers on the Nasdaq Global Select Stock Market, may engage in passive market making transactions in our common stock on the Nasdaq Global Select Stock Market in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, or before the commencement of offers or sales of our common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

Our Relationship with the Underwriters

From time to time, the underwriters and their affiliates have provided, and may continue to provide, investment banking and other financial advisory services to us in the ordinary course of their businesses, and have received, and may continue to receive, compensation for such services.

Other

A prospectus supplement and accompanying prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically.

LEGAL MATTERS

The legality and validity of the securities offered from time to time under this prospectus supplement will be passed upon by Lewis, Rice & Fingersh, L.C., St. Louis, Missouri. Certain legal matters related to this offering are being passed upon for the underwriters by Arnold & Porter LLP, New York, New York.

EXPERTS

Our consolidated financial statements incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2010 and 2009, and for each of the three years in the three-year period ended December 31, 2010 have been so incorporated in reliance on the report of Crowe Horwath LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 (Registration File No. 333-174331) covering the shares of common stock offered by this prospectus supplement. This prospectus supplement does not contain all of the information contained or incorporated by reference in that registration statement and its exhibits and schedules. You may inspect and obtain a copy of the registration statement, including exhibits, schedules, reports and other information that we have filed with the SEC, as described in the next paragraph. Statements contained in this prospectus supplement concerning the contents of any document we refer you to are not necessarily complete and in each instance we refer you to the applicable document filed with the SEC for more complete information.

We file annual, quarterly and other reports, proxy statements and other information with the SEC. You may inspect and copy these filings at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at

1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public on the Internet at the website maintained by the SEC at http://www.sec.gov and on our website (www.trustcobank.com) under the “Investors Relations” tab.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information.

The following documents that we filed with the SEC are incorporated by reference:

1.	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed March 1, 2011, as amended by the Form 10-K/A filed March 25, 2011.

2.	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 filed May 6, 2011.

3.	Our current reports on Form 8-K filed May 23, 2011, May 19, 2011, May 18, 2011, May 17, 2011, April 19, 2011, February 15, 2011, January 21, 2011 and January 18, 2011.

4.	All other reports filed by us pursuant to Sections 13(a) or 15(d) of the Exchange Act since December 31, 2010.

5.	The description of our common stock which is contained in our Registration Statement on Form S-4 under the Securities Act, Registration No. 33-40379, effective date May 8, 1991, and an update of that description contained in our Current Report on Form 8-K filed on July 9, 1991; and including any amendment or report filed for purposes of updating such description.

We will provide copies of all documents incorporated by reference, other than exhibits to such documents, without charge to each person who receives a copy of this prospectus upon written or oral request to TrustCo Bank Corp NY, 5 Sarnowski Drive, Glenville, New York 12302, Attention: Corporate Secretary, Telephone Number (518) 377-3311.

We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell our securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, as well as information we previously filed with the SEC and have incorporated by reference, is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations, and prospects may have changed since that date.

PROSPECTUS

$125,000,000

Common Stock

Preferred Stock

Warrants

Rights

Units

TrustCo Bank Corp NY, a New York corporation, may from time to time, in one or more offerings, offer and sell one or any combination of the securities we describe in this prospectus, either individually or as units comprised of one or more of the offered securities. The aggregate initial offering price of the securities that we offer will not exceed $125,000,000.

This prospectus describes the general terms that may apply to the securities offered. The specific terms of our securities to be offered, including the specific amount, the price, the terms, and the plan of distribution for that offering, will be described in one or more supplements to this prospectus. The prospectus supplements may also add, update or change information in this prospectus. You should read this prospectus and any applicable supplement carefully before you purchase any of our securities.

We may offer and sell our securities in the same offering or in separate offerings to or through one or more underwriters, dealers, and agents, through underwriting syndicates managed or co-managed by one or more underwriters, or directly to purchasers, on a continuous basis or delayed basis. If any underwriters, dealers or agents are involved, their names and information about any commissions, discounts, and any over-allotment options held by them will be set forth in a prospectus supplement.

Our common stock is traded on the NASDAQ Global Select Market under the symbol “TRST.” On May 18, 2011, the last reported sales price for our common stock was $5.75 per share. None of the other securities that we may offer are currently traded on any securities exchange. The applicable prospectus supplement will contain information, where applicable, as to any other listing on the NASDAQ Global Select Market or any securities market or exchange of the securities that the prospectus supplement covers.

Investing in our securities involves risks. See “Risk Factors” beginning on page 4, as well as those contained or referenced in the applicable prospectus supplement and under similar headings in the other documents that are incorporated by reference into this prospectus, for certain risks and uncertainties that you should consider.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

The shares offered are our securities and are not savings accounts, deposits or other obligations of any bank subsidiary of ours and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this Prospectus is June 3, 2011.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, which we refer to as the SEC, using the SEC’s shelf registration rules. Under the shelf registration rules, using this prospectus, together with a prospectus supplement, we may sell from time to time, in one or more offerings, on a continuous or delayed basis, the securities described in this prospectus for an aggregate initial offering price of up to $125,000,000.

This prospectus provides a general description of the securities we may offer and sell from time to time. Each time we offer to sell securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the securities offered and the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. This prospectus does not contain all of the information included in the registration statement. For a complete understanding of the offering of securities, you should refer to the registration statement relating to this prospectus, including its exhibits, and read this prospectus, the applicable prospectus supplement and the additional information described below under “Where You Can Find More Information” before making an investment decision.

In this prospectus, “TrustCo Bank Corp NY,” “TrustCo,” “the Company,” “we,” “us,” and “our” refer to TrustCo Bank Corp NY, a New York corporation, and “Trustco Bank,” and “the Bank” refer to our subsidiary, Trustco Bank, a federal savings bank, unless the context otherwise requires.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports, proxy statements and other information with the SEC. You may inspect and copy these filings at the SEC’s public reference room at100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public on the Internet at the website maintained by the SEC at http://www.sec.gov and on our website (www.trustcobank.com) under the “Investors Relations” tab.

This prospectus is part of a registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any contract or other document of ours, you should refer to the exhibits that are a part of the registration statement or the prospectus supplement for a copy of the referenced contract or document. Statements contained in this prospectus concerning the provisions of any documents are necessarily summaries of those documents, and each statement is qualified in its entirety by reference to the copy of the document filed with the SEC.

The SEC allows us to “incorporate by reference” the information we file with the SEC and any additional documents that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding portions thereof deemed to be “furnished” to the SEC pursuant to Item 2.02, Item 7.01 or Item 9.01 of a Current Report on Form 8-K) between the date of this prospectus and the termination of the offering of the securities, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information.

The following documents that we filed with the SEC are incorporated by reference:

1.	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed March 1, 2011, as amended by the Form 10-K/A filed March 25, 2011.

2.	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, filed May 6, 2011.

3.	Our current reports on Form 8-K filed May 23, 2011, May 19, 2011, May 18, 2011, May 17, 2011, April 19, 2011, February 15, 2011, January 21, 2011 and January 18, 2011.

4.	All other reports filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act since December 31, 2010.

5.

The description of our common stock which is contained in our Registration Statement on Form S-4 under the Securities Act, Registration No. 33-40379, effective date May 8, 1991, and an update of that description contained in our Current Report on Form 8-K filed on July 9, 1991; and including any amendment or report filed for purposes of updating such description.

We will provide copies of all documents incorporated by reference, other than exhibits to such documents, without charge to each person who receives a copy of this prospectus upon written or oral request to TrustCo Bank Corp NY, 5 Sarnowski Drive, Glenville, New York 12302, Attention: Corporate Secretary, Telephone Number (518) 377-3311.

We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell our securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, as well as information we previously filed with the SEC and have incorporated by reference, is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations, and prospects may have changed since that date.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and any documents we incorporate by reference may include forward-looking statements about us and our subsidiaries. These statements are intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995 and can sometimes be identified by the use of forward-looking words such as “may,” “will,” “should,” “could,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimate,” “potential” or “continue,” or the negative of these terms or other comparable terminology. The matters addressed by forward looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.

The following important factors, among others, in some cases have affected and in the future could affect our actual results and could cause our actual financial performance to differ materially from that expressed in any forward-looking statement:

•	credit risk,

•

the effects of and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System, inflation, interest rates, market and monetary fluctuations,

•	competition,

•	the effect of changes in financial services laws and regulations (including laws concerning taxation, banking and securities),

•	real estate and collateral values,

•	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board (“FASB”) or the Public Company Accounting Oversight Board,

•	changes in local market areas and general business and economic trends and

•	the matters described under the heading “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2010, as amended, and in our subsequent securities filings.

The foregoing list should not be construed as exhaustive, and we disclaim any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

SUMMARY

This summary provides a general description of the securities we may offer. This summary is not complete and does not contain all of the information that may be important to you. For a more complete understanding of us and the terms of the securities we will offer, you should read carefully this entire prospectus, including the “Risk Factors” section, the applicable prospectus supplement for the securities and the other documents we refer to and incorporate by reference. In particular, we incorporate important business and financial information into this prospectus by reference.

TrustCo Bank Corp NY

We are a New York corporation organized in 1981 to acquire all of the outstanding stock of Trustco Bank, National Association, formerly known as Trustco Bank New York, and prior to that, The Schenectady Trust Company. Our principal subsidiary, Trustco Bank, is the successor by merger to Trustco Bank, National Association.

Trustco Bank provides general banking services to individuals, partnerships and corporations primarily through its 134 banking offices (and 141 automatic teller machines) in 28 counties in New York, Florida, Massachusetts, New Jersey and Vermont. The Bank provides a wide range of personal and business banking and fiduciary services.

As of March 31, 2011, we had total assets of $4.0 billion, net loans of $2.3 billion, total liabilities of $3.7 billion and total shareholders’ equity of $258.5 million.

The Securities We May Offer

We may use this prospectus to offer securities in an aggregate amount of up to $125,000,000 in one or more offerings. This prospectus describes the general terms that may apply to the securities offered. The specific terms of our securities to be offered, including the specific amount, the price, the terms, and the plan of distribution for that offering, will be described in one or more supplements to this prospectus. The prospectus supplements may also describe risks associated with an investment in our securities in addition to those described in the “Risk Factors” section of this prospectus.

We may sell the securities directly or through underwriters, dealers, or agents. We and our underwriters, dealers, or agents reserve the right to accept or reject all or part of any proposed purchase of securities. If we do offer securities through underwriters or agents, we will include in the applicable prospectus supplement the names of those underwriters or agents, applicable fees, discounts, and commissions to be paid to them, details regarding over-allotment options, if any and the net proceeds to us.

Common Stock

We may sell our common stock, par value $1.00 per share. In a prospectus supplement, we will describe the aggregate number of shares offered and the offering price or prices of the shares.

Preferred Stock

We may sell shares of our preferred stock, par value $10.00 per share, in one or more series. In a prospectus supplement, we will describe the designation, number of shares that constitute the series, dividends, the dividend rate, the dividend periods, any liquidation preference per share, the issue price, any conversion provisions, any conversion rights and any other specific terms.

Warrants and Rights

We may issue warrants and rights entitling the holders of those securities to purchase shares of our capital stock of any class or series or other securities authorized by us. In a prospectus supplement, we will inform you of the specific terms of the warrants or rights, including the exercise price, any offering price, the aggregate number of warrants or rights, the terms of the common stock, preferred stock or other securities that may be purchased upon the exercise of the warrants or rights, any date upon which the warrants or rights will be separately transferable, the number of shares of common stock or preferred stock that may be purchased upon exercise of a warrant or right, the dates on which the right to exercise the warrants or rights commence and expire, any redemption or call provisions and any provisions with respect to the holder’s right to require us to repurchase the warrants or rights upon a change in control or similar event.

 Units

We may issue units comprised of one or more of the other classes of securities described in this prospectus in any  combination. In a prospectus supplement, we will describe the particular combination of securities constituting any units and any  other specific terms of the units.

RISK FACTORS

Investing in our securities involves a degree of risk. You should carefully review the risks and uncertainties described in our most recent Annual Report on Form 10-K, as updated by any subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K that we have filed or will file with the SEC and that are incorporated by reference into this prospectus. The risks described in these documents are not the only ones we face, but those that we currently consider to be material. There may be other unknown or unpredictable economic, business, competitive, regulatory or other factors that could have material adverse effects on our future results. Past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods. Please also read carefully the section above entitled “Special Note About Forward-Looking Statements.”

FINANCIAL RATIOS

If we offer preferred stock, we will set forth in the applicable prospectus supplement, if required, our historical consolidated ratio of our earnings to combined fixed charges and preferred stock dividends.

USE OF PROCEEDS

We will retain broad discretion over the use of the net proceeds from the sale of the securities offered hereby. Except as otherwise provided in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities covered by this prospectus for general corporate purposes. Such uses may include funding and providing enhanced capital for our bank and non-bank subsidiaries, financing business expansion and investments at the holding company level. Pending any of such uses, we may invest the net proceeds in short-term securities, reduce our short-term indebtedness or hold the net proceeds in deposit accounts in our subsidiary bank.

DESCRIPTION OF THE SECURITIES WE MAY OFFER

This prospectus contains summary descriptions of our common stock, preferred stock, warrants, rights and units that we may offer from time to time. As further described in this prospectus, these summary descriptions are not meant to be complete descriptions of each security. The particular terms of any security will be described in the accompanying prospectus supplement and other offering material. The accompanying prospectus supplement may add, update or change the terms and conditions of the securities as described in this prospectus.

General

We are currently authorized to issue 150,000,000 shares of common stock, par value $1.00 per share, and 500,000 shares of preferred stock, par value $10.00 per share. As of May 2, 2011, there were 77,366,611 shares of our common stock issued and outstanding and no shares of the preferred stock are issued or outstanding, plus 5,799,812 shares of treasury stock.

Common Stock

Voting Rights. Holders of our common stock possess exclusive voting rights in us, except to the extent that shares of preferred stock issued in the future may have voting rights. Each holder of shares of our common stock is entitled to one vote for each share held of record on all matters submitted to a vote of our shareholders.

Dividend Rights. Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to any preferential dividend rights that may attach to preferred stock that we may issue in the future. Under the New York Business Corporation Law (which we may refer to as the “NYBCL”), we may pay dividends on our common stock unless we are or would thereby be made insolvent. Moreover, we may pay dividends out of surplus only such that our net assets remaining after the dividend payment is at least equal to the amount of our stated capital. If we pay any dividend, in whole or in part, from sources other than earned surplus, we must notify our stockholders of that fact. The ability of

Trustco Bank to pay cash dividends, which is expected to be our principal source of income, is restricted by applicable banking laws, including the regulations and policies of the Office of Thrift Supervision and its expected successor, the Office of the Comptroller of the Currency. Such dividends have previously been our principal source of income.

Liquidation Rights. In the event we are liquidated or dissolved, each holder of our common stock would be entitled to receive, after payment of all our debts and liabilities, a pro rata portion of all of our assets available for distribution to holders of our common stock. If we have issued any preferred stock, the holders thereof may have a priority in liquidation or dissolution over the holders of the our common stock.

Other Characteristics. Holders of our common stock do not have preemptive rights with respect to any additional shares of common stock that we may issue in the future. The shares of our common stock currently outstanding are, and the shares of our common stock that may be issued pursuant to this prospectus and any applicable prospectus supplement will be, when issued and delivered as described in this prospectus and any such prospectus supplement, duly authorized, validly issued, fully paid and non-assessable. There are no redemption or sinking fund provisions applicable to the shares of our common stock. The transfer agent for shares of our common stock is Registrar and Transfer Company.

Preferred Stock

Our certificate of incorporation authorizes the issuance of up to 500,000 shares of preferred stock, par value $10.00 per share. Our board of directors may authorize the issuance of one or more series of preferred stock and may establish and designate series and the number of shares and the relative rights, preferences and limitations of the respective series of the preferred stock offered by this prospectus and the applicable prospectus supplement. All shares of preferred stock will, when issued, be fully paid and non-assessable.

Any voting powers of our preferred stock may be full or limited but may not exceed one vote per share.

The number of shares and the specific terms of any series of preferred stock will be described in the prospectus supplement by which we offer that series of preferred stock. The terms of particular series of preferred stock may differ, among other things, in:

•	designation,

•	number of shares that constitute the series,

•	dividends (which may be cumulative or noncumulative), the dividend rate or the method of calculating the dividend rate,

•	dividend periods or the method of calculating the dividend periods,

•	amount of liquidation preference per share, if any,

•	price at which the preferred stock will be issued,

•	conversion provisions, if any,

•	convertibility into other series of preferred stock or common stock and

•	any other specific terms of the preferred stock being offered.

Each series of preferred stock will rank, with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up:

•	junior to any series of our capital stock expressly stated to be senior to that series of preferred stock and

•	senior to our common stock and any class of our capital stock expressly stated to be junior to that series of preferred stock.

Anti-Takeover Statutes and Provisions

In general, the NYBCL prohibits any business combination (including, for example, mergers, consolidations and acquisitions of substantially all of the assets) between a New York corporation and an “interested stockholder” (defined as any owner of 20% or more of the voting stock of such corporation) unless the corporation’s board of directors has approved the business combination or the stock acquisition by which the related party’s interest reached 20% prior to the date of such stock acquisition. This restriction applies for five years after the date of such stock acquisition. Thereafter, the corporation may enter into a business combination with the related party:

•	if the combination is approved by a majority of the corporation’s voting stock beneficially owned by stockholders other than the related party or

•

if such disinterested stockholders receive a price for their shares equal to or greater than a price determined in accordance with a statutory formula intended to assure that stockholders receive an equitable price in the business combination.

As a New York corporation, we, and any potential acquiror of us, would be subject to this provision.

In addition, our certificate of incorporation and bylaws contain several provisions that may be deemed to be “anti-takeover” in nature. Our certificate of incorporation includes a so-called “fair consideration” provision, which provides that a “business combination” (including a merger, consolidation or acquisition of substantially all of the assets) involving us or any of our subsidiaries, with any person or entity beneficially owning directly or indirectly more than 5% of our outstanding voting stock may not be consummated without the affirmative vote of at least two-thirds of our voting stock, even if the normal statutory requirements are otherwise met, unless:

•	the transaction is approved by at least two-thirds of the members of the TrustCo Board who are not affiliated with the 5% stockholder or

•	the transaction meets certain minimum price requirements (in either of which cases only the normal stockholder and director approval requirements of the NYBCL would govern the transaction).

Our certificate of incorporation requires an affirmative vote of at least two-thirds of our voting stock to change, modify or repeal any provision of our certificate of incorporation or bylaws. Also, our certificate of incorporation provides for a classified board of directors, under which one-third of our directors are elected to three-year terms at each annual meeting of our stockholders. In effect, the classified board may increase the time required for any one or more persons owning a majority or controlling block of our stock to elect a majority of our directors.

Certain Effects of Authorized But Unissued Stock

Subject to the requirements of the NASDAQ Stock Market or other applicable rules, we may issue shares of common stock and preferred stock in future issuances without stockholder approval. We may utilize these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, facilitating corporate acquisitions or paying a dividend on our capital stock.

The existence of unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third party attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management.

Warrants and Rights

We have the authority to create and issue warrants and rights entitling the holders of those securities to purchase shares of our capital stock of any class or series or other securities authorized by us. Our board has the authority to set the exercise price, duration, times for exercise and other terms of any warrants or rights that we may issue. However, the consideration to be received for any shares of our capital stock subject to any warrant or rights may not be less than the par value of those shares.

We may issue warrants or rights for the purchase of our preferred stock or common stock, or any combination thereof. Warrants or rights may be issued by us independently or together with our preferred stock or common stock, and may be attached to, or separate from, any other offered securities. Any rights we issue may or may not be transferable by the person purchasing or receiving the rights. In connection with any rights offering to our shareholders, we may enter into a standby underwriting or other arrangement with one or more underwriters or other persons pursuant to which such underwriters or other person would purchase any offered securities remaining unsubscribed for after such rights offering. Each series of warrants or rights will be issued under a separate agreement to be entered into between us and the holder or a bank or trust company, as agent. In the event we engage an agent, the agent will act solely as our agent in connection with the warrants or rights, as applicable. The agent will not have any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants or rights, as applicable. This summary of certain provisions of the warrants and rights is not complete. For the terms of a particular series of warrants or rights, you should refer to the prospectus supplement and the agreement for that particular series.

The prospectus supplement relating to a particular series of warrants or rights to purchase our common stock or preferred stock will describe the terms of the warrants or rights, as applicable, including the following:

•	the title of the warrants or rights,

•	the exercise price of the warrants or rights,

•	the offering price for the warrants or rights, if any,

•	the aggregate number of warrants or rights,

•	the designation and terms of the common stock or preferred stock that may be purchased upon the exercise of the warrants or rights,

•	if applicable, the designation and terms of the securities with which the warrants or rights are issued and the number of warrants or rights issued with each security,

•	if applicable, the date from and after which the warrants or rights and any securities issued therewith will be separately transferable,

•	the number of shares of common stock or preferred stock that may be purchased upon exercise of a warrant or right, and the exercise price for the warrants or rights, as applicable,

•	the dates on which the right to exercise the warrants or rights commence and expire,

•	if applicable, the minimum or maximum amount of the warrants or rights that may be exercised at any one time,

•	if applicable, a discussion of material U.S. federal income tax considerations,

•	the anti-dilution provisions, if any, of the warrants or rights,

•	the redemption or call provisions, if any, applicable to the warrants or rights,

•	any provisions with respect to the holder’s right to require us to repurchase the warrants or rights upon a change in control or similar event, and

•	any additional terms of the warrants or rights, including procedures and limitations relating to the transfer, exchange, exercise and settlement thereof.

Holders of warrants or rights will not be entitled:

•	to vote, consent or receive dividends;

•	receive notice as stockholders with respect to any meeting of stockholders for the election of our directors or any other matter; or

•	exercise any rights of our stockholders.

Units

We may issue units comprised of one or more of the other classes of securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The prospectus supplement will describe:

•

the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances the securities comprising the units may be held or transferred separately;

•	a description of the terms of any agreement governing the units;

•	a description of the provisions for the payment, settlement, transfer or exchange of the units; and

•	a discussion of material federal income tax considerations, if applicable.

The descriptions of the units in this prospectus and in any prospectus supplement are summaries of the material provisions of the applicable agreements. These descriptions do not restate those agreements in their entirety and may not contain all the information that you may find useful. We urge you to read the applicable agreements because they, and not the summaries, define your rights as holders of the units.

PLAN OF DISTRIBUTION

We may sell the offered securities in any of the ways described below or in any combination or in any way set forth in an applicable prospectus supplement from time to time:

•	to or through underwriters, brokers or dealers;

•	through one or more agents;

•	directly to purchasers or to a single purchaser;

•

through a block trade in which the broker or dealer engaged to handle the block trade will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction; or

•	through a combination of any of these methods of sale.

The distribution of the securities may be effected from time to time in one or more transactions:

•	at a fixed price or prices, which may be changed from time to time;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices or

•	at negotiated prices.

Each prospectus supplement will describe the method of distribution of the securities and any applicable restrictions.

The prospectus supplement with respect to the securities of a particular series will describe the terms of the offering of the securities, including the following:

•	the name or names of any underwriters, dealers or agents and the amounts of securities underwritten or purchased by each of them;

•	the public offering price of the securities and the proceeds to us and any discounts, commissions or concessions allowed or re-allowed or paid to dealers and

•	any exchanges on which the securities may be listed.

Underwriters may offer and sell the offered securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to the conditions set forth in an underwriting agreement between us and the underwriters. If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions described above. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if they purchase any of the securities. We may use underwriters with whom we have a material relationship. We will describe in the prospectus supplement or a free writing prospectus, naming the underwriter, the nature of any such relationship.

Any offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

Only the agents or underwriters named in each prospectus supplement are agents or underwriters in connection with the securities being offered thereby.

We may authorize underwriters, dealers or other persons acting as our agents to solicit offers by certain institutions to purchase securities from us pursuant to delayed delivery contracts providing for payment and delivery on the date stated in each applicable prospectus supplement. Each contract will be for an amount not less than, and the aggregate amount of securities sold pursuant to such contracts will not be less than nor more than, the respective amounts stated in each applicable prospectus supplement. Institutions with whom the contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, in each case subject to our approval. Delayed delivery contracts will be subject only to those conditions set forth in each applicable prospectus supplement, and each prospectus supplement will set forth any commissions we pay for solicitation of these contracts.

We may from time to time engage a firm to act as our agent for one or more offerings of our securities. We sometimes refer to this agent as our “offering agent.” If we reach agreement with an offering agent with respect to a specific offering, including the number of securities and any minimum price below which sales may not be made, then the offering agent will try to sell such securities on the agreed terms. The offering agent could make sales in privately negotiated transactions or using any other method permitted by law, including sales deemed to be an “at the market” offering as defined in Rule 415 promulgated under the Securities Act, including sales made directly on the NASDAQ Global Select Market, or sales made to or through a market maker other than on an exchange. The offering agent will be deemed to be an “underwriter” within the meaning of the Securities Act with respect to any sales effected through an “at the market” offering.

Agents, underwriters and other third parties described above may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution from us with respect to payments that the agents, underwriters or other third parties may be required to make in respect of these civil liabilities. Agents, underwriters and such other third parties may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Certain underwriters may use the prospectus and any accompanying prospectus supplement for offers and sales related to market-making transactions in the securities. These underwriters may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale.

All securities we offer, other than common stock, will be new issues of securities with no established trading market. Any underwriters may make a market in these securities, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot guarantee the liquidity of the trading markets for any securities.

Certain persons participating in an offering may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with rules and regulations under the Exchange Act. Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a short covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

To the extent permitted by and in accordance with Regulation M under the Exchange Act, any underwriters who are qualified market makers on the NASDAQ Global Select Market may engage in passive market making transactions in the securities on the NASDAQ Global Select Market during the business day prior to the pricing of an offering, before the commencement of offers or sales of the securities. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

We also may sell any of the securities through agents designated by us from time to time. We will name any agent involved in the offer or sale of these securities and will list commissions payable by us to these agents in the applicable prospectus supplement. These agents will be acting on a best efforts basis to solicit purchases for the period of their appointment, unless stated otherwise in the applicable prospectus supplements.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon by Lewis, Rice & Fingersh, L.C., St. Louis, Missouri. If the validity of any securities is also passed upon by counsel to any underwriters, dealers or agents, that counsel will be named in the prospectus supplement relating to that specific offering.

EXPERTS

Our consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2010 and 2009, and for each of the three years in the three-year period ended December 31, 2010 have been so incorporated in reliance on the report of Crowe Horwath LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

$125,000,000

Common Stock

Preferred Stock

Warrants

Rights

Units

Prospectus

June 3, 2011

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement or free writing prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell our securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, as well as information we previously filed with the SEC and have incorporated by reference, is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations, and prospects may have changed since that date.

13,600,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

SANDLER O’NEILL + PARTNERS, L.P.	STIFEL NICOLAUS WEISEL

                    , 2011